SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q25 Highlights

- **Recurring EBITDA** of R$1.5 billion in 1Q25 (+13.0% vs. 1Q24)
- **Recurring net profit** of R$576.9 million in 1Q25 (+6.4% vs. 1Q24)
- **Leverage** of 2,3x EBITDA
- **Operating cash generation** of R$ 992.6 million in 1Q25
- **Dividends** of R$1.3 billion approved at the AGM on April 24 for payment on May 15, 2025
- **Elected Board of Directors:** multidisciplinary, technical and qualified.
- **Partial closing of small assets,** with cash of R$302.0 million.
- **Copel Distribuição's recurring EBITDA efficiency** of 46.4% compared to the regulatory level
- **Higher generation volume** from hydroelectric plants and wind farms 7,055 GWh (+6.3% vs. 1Q24)

Financial indicators

R$ million

Highlight of Indicators	1Q25	1Q24	Δ%
EBITDA (R$ million)	1,736.5	1,399.7	24.1
Recurring EBITDA	1,503.2	1,330.8	13.0
Net Income (R$ million)	664.7	533.5	24.6
Recurring Net Income (R$ million)	576.9	542.0	6.4
Earnings per share (R$) [1]	0.22	0.18	24.6
Return on Shareholders' Equity [2]	2.6%	2.2%	17.6
EBITDA Margin	29.5%	25.8%	14.1
Adjusted EBITDA margin	25.5%	24.6%	3.8
Operating Margin	15.9%	14.2%	12.1
Book Value per Share (R$)	8.79	8.59	2.3
Net debt/ Shareholders' Net Equity	49.2%	51.3%	(4.1)
Current Liquidity	1.5	1.3	17.7
Leverage	2.3	2.0	18.0

[1] Consider the Net Income attributed to the shareholders of the parent company.

[2] Considers the initial Equity for the year.

Values subject to rounding adjustments.

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RESULTS | 1Q25

Summary

1.1 EBITDA	2
1.2 Operating Revenue	3
1.3 Operating costs and expenses	3
1.4 Equity Income Result	4
1.5 Financial Results	5
1.6 Consolidated Net Profit	5
1.7 Debt and Leverage	6
2. Investment	7
3. Copel Generation and Transmission (GenCo)	8
3.1 Economic and Financial Performance	8
3.1.1 IFRS effect on the Transmission segment	9
3.2 Operational Performance	10
3.2.1 Generation	10
3.2.2 Energy sold	10
3.2.3 Transmission	12
RBSE	12
4. Copel Distribution (DisCo)	13
4.1 Economic and Financial Performance	13
4.1.1 Regulatory Efficiency	14
4.2 Operational Performance	14
4.2.1 Market-Wire (TUSD)	14
4.2.2 Captive Market	14
4.2.3 Operational data	14
5. Copel Commercialization (TradeCo)	16
5.1 Economic and Financial Performance	16
5.2 Operational Performance	17
6. ESG performance	18
6.1 Copel, a pioneer in the ESG sector	18
6.2 Recent highlights	19
6.3 Indicators	19
6.4 Ratings, Rankings and Indexes	20
7. Other highlights from the period	21

RESULTS | 1Q25	1

1. Consolidated Results

The consolidated result is made up of Copel Holding, Copel Geração e Transmissão (GenCo), Copel Distribuição (DisCo), Copel Comercialização (TradeCo) and other equity holdings[1]. The following analyses refer to the first quarter of 2025 (1Q25) compared to the same period in 2024 (1Q24).

1.1 EBITDA

Copel's recurring EBITDA[2] amounted to R$1,503.2 million in 1Q25, 13.0% higher than in 1Q24, demonstrating the ongoing advances in management efficiency and the consolidation of operational excellence practices. GenCo and TradeCo together accounted for 53.5% of this result, while DisCo accounted for 46.1%.[3]

The highlights of this quarter were,

(i)	DisCo’s recurring EBITDA grew 12.4% in relation to 1Q24, totaling R$692.9 million, mainly due to the 0.9% growth in the billed wire market and the average readjustment of 2.7% in June/2024 in the Tariffs for the Use of the Distribution System - TUSD; partially offset by the higher volume coming from the micro and mini distributed generation compensation system (MMGD);
(ii)	GenCo's EBITDA increased by 13.9%, driven by a higher volume of energy sold (5,971 GWh compared to 5,778 GWh in 1Q24) and the higher average energy price of the portfolio (R$173.16/MWh compared to R$171.55/MWh in 1Q24); and the reduction in the generation deviation of R$15.3 million (-30.5%), as a result of the higher volume of wind, partially offset by the increase in curtailment in 1Q25 (6.8% compared to 1.9% in 1Q24) and the unavailability of some machines; and
(iii)	the 22.3% decrease (-R$65.6 million) in personnel and administration costs, influenced by the reduction of 1,382 employees between 1Q24 and 1Q25, mostly explained by the Voluntary Dismissal Program (PDV), concluded in 2024.

Consolidated Recurrent EBITDA

Note: Considers discontinued operations

The non-recurring items considered in the calculation of recurring EBITDA are shown in the following table:

The non-recurring items registered in 1Q25 that adjusted Ebitda are: (i) provision for PDV compensation, instituted in February 2025, as determined in a collective bargaining agreement, with layoffs expected by June of the same year, as well as the complement to the 2023/2024 PDV; and (ii) the amount of R$109.8 million referring to the partial closing of divestments of small assets, concluded on March 31, 2025. Further information is available in Chapter 7 - Other highlights of the period.

[1] See notes 1.1 of the March/2025 Interim Financial Statements and 1.1 of the 2024 Annual Financial Statements.

[2] Excluding non-recurring items, new replacement value (NRV) for the present value adjustment of DisCo’s indemnifiable asset and IFRS effects on transmission contract assets.

[3]Holding, Copel Serviços and Elejor accounted for 0.4% of recurring EBITDA.

RESULTS | 1Q25	2

1.2 Operating Revenue

Net operating revenue totaled R$5,892.1 million in 1Q25, an increase of 8.8% compared to the R$ 5,417.0 million recorded in 1Q24. This result mainly reflects the increase:

(i)	of R$234.7 million (+31.7%) in electricity supply revenue, primarily due to: (i) higher average price of GenCo's portfolio; (ii) the increase in the volume of energy sold by TradeCo under bilateral contracts (3,959 GWh compared to 3,213 GWh in 1Q24); and (iii) a reduction in the generation deviation in wind farms;
(ii)	of R$122.7 million (+6.8%) in grid availability revenue, mainly due to the 0.9% growth in the DisCo billed wire market, the tariff readjustment in June/2024 with an average effect of 2.7% on the TUSD, in addition to the update of transmission contract asset balances, mainly due to the higher IPCA (National Broad Consumer Price Index) between the periods (2.04% compared to 1.41% in 1Q24);
(iii)	R$66.0 million (+11.5%) in construction revenue, due to the increased volume of works related to DisCo's investment program, which includes investments aimed at infrastructure enhancement and modernization, as well as improvements in customer service (see topic 2), besides reinforcements and improvements in the transmission segment;
(iv)	R$ 20.0 million (+15.6%) in other operating revenues, mainly due to higher revenues from leases and rentals of equipment and structures from DisCo; and
(v)	of R$5.0 million (+26.6%) in the fair value of the concession's compensable asset, related to the correction of the asset base, given the 2.04% variation in the IPCA from January to March 2025.

1.3 Operating costs and expenses

In 1Q25, operating costs and expenses totaled R$4,611.0 million, an increase of 3.3% compared to the R$4,463.6 million recorded in 1Q24. Highlights include:

(i)	an increase of R$278.9 million in electricity purchased for resale (+14.1%) due essentially to: (a) the higher volume of energy from the distributed generation system in the amount of R$164.2 million; (b) the increase in bilateral contracts of R$93.7 million, especially at TradeCo, due to the increase in the volume of energy sale contracts; and (c) the higher cost of electricity purchased from Itaipu Binacional, in the amount of R$29.9 million, due to the monetary variation of the dollar in the period (on average R$4.96/US$ in 1Q24 against R$5.79/US$ in 1Q25);
(ii)	a decrease of R$65.6 million (-8.8%) in charges for the use of the electricity grid, mainly due to the reduction in electricity transportation costs; and
(iii)	a reduction of R$15.5 million (-18.0%) in provisions and reversals, mainly due to the drop in expected credit losses of R$20.3 million, reflecting the strengthening of the Company's collection initiatives and agreements. This effect was partially offset by the increase in provisions for litigation, especially in labor, environmental and right of way cases, despite the reduction in civil and administrative law provisions.

RESULTS | 1Q25	3

In relation to manageable costs, the PMSO (People, Material, Services and Other Costs) increased by R$5.7 million (+0.8%), excluding provisions and reversals, mainly due to: (i) an increase of R$38.2 million (+15.7%) in third-party services due to higher maintenance costs for the electricity system; (ii) an increase in other operating expenses of R$15.6 million (+16.6%), due to the gain on the sale of land in 1Q24 at DisCo; and (iii) the increase in costs with CFURH (financial compensation for the use of water resources) by R$11.4 million. The increase was partially offset by decreases of R$44.7 million (-15.2%) in personnel and administrators and R$8.0 million (-11.7%) in pension and assistance plans, due to the reduction of 1,382 employees in the workforce between March/2024 and March/2025, mainly as a result of the Voluntary Dismissal Program.

Neutralizing the effects of provisions related to performance bonuses (PPD), profit sharing (PLR), long-term incentives and PDV, there was a reduction of R$52.1 million (-22.2%) in personnel and administration costs in the quarterly comparison, the effect of the reduction the workforce in the comparison between the periods, partially offset by the collective bargaining agreement - ACT 2024, which established a salary increase of 4.09% (INPC accumulated 12 months to September/2024).

Evolution of the workforce

Breakdown of Costs and Expenses

1.4 Equity Income Result

The equity income of Copel's jointly controlled ventures and other affiliates in 1Q25 increased 23.0% compared to the same period last year (R$100.4 million, compared to R$81.6 million in 1Q24). The increase is mainly due to the updating of the contract assets of the jointly owned subsidiaries in the transmission segment caused by higher inflation in the period (IPCA 2.04% compared to 1.41% in 1Q24). Details of the results can be seen in Annex I.

RESULTS | 1Q25	4

1.5 Financial Results

The financial result was a negative R$446.5 million in 1Q25 compared to a negative R$268.2 million in 1Q24, a decrease of R$178.4 million (-66.5%), reflecting, mainly:

(iv)	an increase of R$ 177.5 million (+41.6%) in expenses with monetary variations and debt charges, due to the increase in debt and the CDI rate (the main index for Copel's debts);
(iv)	the increase of R$24.8 million (+156.9%) in net expenses with monetary variation and adjustment to present value on accounts payable linked to the concession;
(iv)	the increase of R$ 23.9 million in the update of the provision related to the lawsuit filed by Copel Distribuição in 2009, which recognized the right to exclude from the PIS and Cofins calculation basis the full amount of ICMS highlighted on outgoing invoices; and
(iv)	the updating of the remuneration of sectoral financial assets and liabilities, in the net amount of R$11.8 million.

These effects were partially offset by the increase in financial revenue, especially R$33.3 million from interest on taxes to be offset and R$31.9 million (+67.9%) from interest and late payment increases on invoices, reflecting the greater recovery of invoices, driven by the reinforcement of collection actions.

1.6 Consolidated Net Profit

Net income reported in 1Q25 was R$ 664.7 million, 24.6% higher than the net income reported in 1Q24, of R$ 533.5 million. Adjusting for non-recurring effects, recurring net income was R$ 576.9 million in 1Q25.

Adjustments to net income

Compared to 1Q24, recurring net income increased by 6.4%, from R$ 542.0 million to R$ 576.9 million in 1Q25. In addition to the changes already analyzed, the following contributed to the improved result: (i) a reduction of R$ 9.6 million in depreciation and amortization, effect of the renewal of concessions and the reclassification of assets held for sale; and (ii) lower income tax and social contribution of R$ 13.9 million, due to the reversal of litigation in 1Q24, resulting in higher deferred tax, offset by the increase in current tax due to better performance in the period.

Change in consolidated net income

RESULTS | 1Q25	5

1.7 Debt and Leverage

Copel's total consolidated debt in 1Q25 was R$19,417.4 million, an increase of 9.4% in relation to the amount of R$17,753.8 million recorded on December 31, 2024. The variation is mainly due to the entry of debentures, in the amount of R$2,000.0 million in GenCo in this quarter, partially neutralized by the amortization of R$677.2 million in principal and R$268.3 in charges.

The following table and graphs show the indebtedness of Copel and its subsidiaries in 1Q25:

Debt per Subsidiary

1The debt of Colider and Cavernoso was reclassified to liabilities held for sale.
2Considering Copel Geração e Transmissão S.A. (parent company).

3Includes Copel Serviços, wind farms (Brisa Potiguar, Cutia, Jandaíra, Vilas, Aventura and SRMN) and transmission companies (Costa Oeste and Marumbi)

Adjusted Net Debt/Recurring EBITDA

R$ million
1.0
2.0
1.9
2.6
2.3
7,957
9,485
8,922
13,157
12,911
2021
2022
2023
2024
1T25
Net Debt
Net Debt/Ebitda LTM*

* does not consider equity in earning, considers discontinued operations and escludes impairment effects, FSF renegotiation and effect of PIS/Cofins provision

The company maintained a solid financial position in 1Q25, with an improvement in capital structure indicators. Leverage, as measured by the net debt/recurring EBITDA ratio, fell compared to 4Q24 (2.3x in 1Q25 compared to 2.6x in 4Q24), due to lower net debt in the period, combined with growth in recurring EBITDA. This performance reinforces the company's commitment to financial discipline and the sustainable generation of value for shareholders.

Debt Indexers

Amortization - R$ million

Average term: 4.4 years

RESULTS | 1Q25	6

2. Investment

In 1Q25, the investment program amounted to R$679.2 million, 88.0% of which was made by DisCo and 11.9% by GenCo.

1Includes the Transformation Program made up of the Paraná Three-Phase and Smart Grid projects.

2Includes Facilities Modernization Plan - PMI.

3Includes COGT (Generation and Transmission Operations Centre) modernization, GPS Parigot de Souza HPP modernization, Marumbi and Uirapuru SPEs, Jandaíra Wind Complex and Modernization Projects

4Includes innovation plan in the energy sector and aligned with the investment thesis, Copel's innovation programs and ESG practice.

Of the amount realized by Copel’s DisCo in the quarter, 86.2% was earmarked for investments in electrical assets and 13.8% in non-electrical assets and other investments. The funds were allocated mainly within the scope of the Paraná Trifásico and Smart Grid projects, with the aim of modernizing, automating and renewing the distribution grid with standardized technologies to meet the needs of automation equipment. Among the benefits of the projects are the reinforcement of rural grid to reduce disconnections and ensure support for the growth of agribusiness in the state of Paraná, a reduction in costs with O&M and commercial services and improved control of the indicators of Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption per Consumer Unit - FEC. The program is made up of pillar projects:

o	Paraná Three-Phase: this program includes the construction of approximately 25,000 km of new grids by 2025 and represents the improvement and renewal of rural distribution grids in the company's concession area, with the implementation of a three-phase grid and the creation of redundancy in the main rural branches. By the end of March 2025, 21,784 km of grid had been completed.
o	Smart Grid: the program aims to implement a private communication grid with standardized technology to serve all the distribution grid's automation equipment and advanced metering infrastructure. By the end of March 2025, 1,228,082 smart meters had already been installed. In phases 1, 2 and 3 of the program, advances were identified for our operation, with a reduction in man-hours and km traveled, fewer non-technical losses, an improvement in quality and a reduction in compensation for breaches of quality performance limits.

The investments made at GenCo are mainly aimed at reinforcements and improvements to the transmission assets, corresponding to 56.7% of the total invested in 1Q25, and maintenance and modernization of generation assets, which accounted for 25.5% of the investments.

RESULTS | 1Q25	7

3. Copel Generation and Transmission (GenCo)

(Consolidated Result)

3.1 Economic and Financial Performance

GenCo reported recurring EBITDA[4] of R$783.1 million, 13.9% higher than the R$687.7 million recorded in 1Q24. This result mainly reflects, (i) a 3.3% increase in the volume of energy sold (5,971 GWh compared to 5.778 GWh in 1Q24) and a 0.9% increase in the average price of GenCo's portfolio (R$173.16/MWh compared to R$171.55/MWh in 1Q24); (ii) lower deviation from wind generation, down R$15.3 million (-30.5%), partially offset by the increase in curtailment in 1Q25 (6.1% compared to 1.9% in 1Q24) and the unavailability of some machines; (iii) a reduction of R$20.0 million in personnel and administrative expenses, mainly as a result of the reduction of 367 employees, mostly related to the POS concluded in 2024; (iv) a decrease in charges for the use of the electricity grid of R$13.7 million (-9.4%), due to the reduction in the Tariff for the Use of the Transmission System (TUST) in July 2024; (iv) a decrease in energy purchased for resale of R$5.7 million (-19.3%), due to better hydrological conditions in the period (average GSF of 107.7% in 1Q25 compared to 90.3% in 1Q24); and (v) an increase of R$3.5 million (+1.4%) in electricity grid availability revenue, due to the updating of transmission contract asset balances, impacted by higher inflation in the period (IPCA 2.04% compared to 1.41% in 1Q24).

Item 3.1.1 presents the regulatory accounting of the result for analysis purposes without the IFRS (International Financial Reporting Standards) effect on transmission assets

PMSO expenses (manageable costs), excluding provisions and reversals, decreased by R$1.4 million, -0.6% when compared to 1Q24, mainly due to: (i) the reduction in costs with "Personnel and administrators" mentioned above; partially offset by (ii) the increase in "Third-party services" by R$3.0 million (+4.6%), mainly due to higher costs with maintenance of the electricity system and specialized services; and (iii) the increase in "Other operating costs and expenses" by R$9.2 million (+15.8%), mainly due to higher costs with CFURH (financial compensation for the use of water resources).

Neutralizing the effects of the provisions relating to the PDV, PPD and PLR, there was a 21.6% reduction in personnel and administration costs compared to 1Q24, reflecting the reduction in the workforce between the periods, partially offset by the 4.09% salary adjustment applied in October/2024 under the 2024 Collective Bargaining Agreement.

[4] Excluding non-recurring items and IFRS effects on transmission contract assets.

RESULTS | 1Q25	8

Recurring net income reached R$340.4 million in 1Q25, an increase of 17.2% compared to 1Q24. This result mainly reflects: (i) higher EBITDA, due to the points presented above; (ii) a reduction in depreciation of R$36.6 million, the effect of the renewal of concessions and the reclassification of assets held for sale; partially offset by (ii) higher expenditure on Income Tax and Social Contribution of R$47.3 million, due essentially to the payment of Interest on Equity (JCP) to Holding companies, which occurred in 1Q24 and not in 1Q25; and (ii) negative variation in the financial result (-R$257.1 million in 1Q25, compared to -R$166.9 million in 1Q24), explained by the higher amount of financial expenses with debt charges, due to the higher amount of debt and higher IPCA (2.04% compared to 1.41% in 1Q24) and CDI (2.94% 1Q25 compared to 2.62 in 1Q24).

3.1.1 IFRS effect on the Transmission segment

For the calculation, an adjustment was made considering the effects of the application of ICPC 01 / IFRIC 12 on the corporate statements in the transmission segment:

RESULTS | 1Q25	9

3.2 Operational Performance

With a presence in 10 states, GenCo operates a diversified park of hydroelectric and wind power plants, totaling 6,475.5 MW of installed capacity and 2,845.3 average MW of physical guarantee. In the Transmission segment, Copel has a total grid of 9,684 km of transmission lines and 53 basic grid substations, considering its holdings.

For more information on generation and transmission operational data, see Annex IV.

3.2.1 Generation

Copel's generation park is made up of 100% renewable operating sources.

Installed Capacity by Source
Hydro
81.7%
6,475.5 MW
Wind
18.2%

GenCo's hydro generation was 5.1% higher in 1Q25 (6,303 GWh against 5,998 GWh in 1Q24), due to a more favorable hydrological scenario. At the wind farms, generation was 17.3% higher in 1Q25 (752 GWh compared to 641 GWh in 1Q24), despite the increase in curtailment in 1Q25 (6.1% compared to 1.9% in 1Q24) and the unavailability of some machines.

3.2.2 Energy sold

In the 1st quarter of 2025, GenCo recorded 4,720 GWh of electricity sold from hydroelectric sources, an increase of 1.4%, mainly due to higher sales under bilateral contracts. The energy sold does not consider the generation allocated to the Energy Reallocation Mechanism (MRE), which increased by 28.6% in the quarter (1,835 GWh compared to 1,427 GWh in 1Q24), reflecting the better hydrological conditions in the period.

RESULTS | 1Q25	10

For wind farms, the total electricity sold was 1,251 GWh, an increase of 11.6%, mainly due to the increase in sales under bilateral contracts and energy sold in the regulated environment (CCEARs), due to the start of supply at the Jandaíra Complex[5].

GSF and PLD

[5] Jandaíra I, II, III and IV wind farms (30° LEN - CCEAR 2025 - 2044).

RESULTS | 1Q25	11

3.2.3 Transmission

Copel has more than 9,600 km of transmission lines in eight Brazilian states, including its own assets and those in partnership with other companies. In addition to building, maintaining and operating its own extensive energy transmission grid, Copel provides services for projects run by other concessionaires. The Transmission projects are listed in Annex IV, including the projects 100% owned by Copel Geração e Transmissão, such as SPEs Costa Oeste, Marumbi and Uirapuru Transmissora, and the 7 SPEs in which it has a stake.

RBSE

Below is a description of the flow of the portion of the Revenue relating to the Basic Grid of the Existing System - RBSE[6] for the next few cycles. It is important to note that these figures may be altered in the future because of the tariff review processes and/or the review of the parameters used to compose these revenues by the regulatory body. The figures below underwent a periodic tariff review, in accordance with Aneel’s homologating resolution (REH) 3,344/2024, and an annual adjustment by the IPCA in accordance with Aneel’s homologating resolution 3,348/2024.

Note:

Economic component: future values based on the 2024-2025 cycle (according to REH 3.348/2024 of 16/07/2024)

Financial component: values published in REH 2.847/21. Subject to revision in view of the controversy over the methodology used by the regulatory agency to calculate these values.

RAP values up to the 2027-2028 cycle projected based on the values in REH 3.348/2024.

[6] This refers to concession contract 060/2001, which represents 41.6% of GenCo's annual permitted revenue (APR) for transmission and proportional stakes.

RESULTS | 1Q25	12

4. Copel Distribution (DisCo)
4.1 Economic and Financial Performance

DisCo posted recurring EBITDA of R$692.9 million in 1Q25, a growth of 12.4% compared to 1Q24, basically due to the 0.9% growth in the billed wire market combined with the June 2024 tariff readjustment (RTA), with an average increase of 2.7% in the Distribution System Use Tariffs (TUSD). These effects were partially offset, above all, by the higher volume of energy from the micro and mini distributed generation compensation system (MMGD), with an increase of R$164.2 million (+38.4%) in energy costs.

PMSO expenses, excluding provisions and reversals, increased by R$23.3 million (+5.6%) compared to 1Q24, due mainly to: (i) an increase of R$39.0 million (+24.1%) in third-party services due to the costs of maintenance and installation of the electrical system; (ii) an increase of R$23.0 million in other costs and expenses, mainly influenced by the gain of R$15.1 million on the sale of land in 1Q24 and (iii) an increase of R$3.2 million in materials expenses, essentially due to the reorganization of mass assets; partially offset by the decrease of R$37.5 million (-20.8%) in the cost of personnel and administrators, due to the effect of the reduction of 997 employees, mostly related to the voluntary dismissal program concluded in 2024.

Excluding the effects of the PDV, PPD and PLR provisions, the personnel costs line fell by 25.9%, reflecting the reduction in the workforce between the periods, partially offset by the 4.09% salary increase applied on October 2024 because of the 2024 Collective Bargaining Agreement.

DisCo recurring net income in 1Q25 was R$216.5 million (equivalent to the amount in 1Q24), highlighting the better operating result presented above; partially offset by i) an increase of R$26.2 million (+18.5%) in depreciation and amortization expenses due to the higher investments made in the period; and (ii) an increase of R$117.5 million in financial expenses due mainly to financial charges and monetary variations given the higher volume of loans and financing, partially offset by an increase of R$68.5 million in financial revenue due essentially to the higher volume of income financial investments.

Below are DisCo's main indicators:

RESULTS | 1Q25	13

Also noteworthy in 1Q25:

•	the reduction of R$ 56.3 million (-7.9%) in charges for the use of the energy grid, mainly due to a decrease in Basic Grid and Itaipu Transport costs;
•	an increase of R$ 44.3 million (+2.6%) in electricity supply revenue, resulting from an increased revenue from subsidies for tariff discounts and a decrease in Sectoral Charges (CDE Energia), offset by the Periodic Tariff Adjustment (reduction of 4.0% as of June 24, 2024) and a 2.5% reduction in the captive market;
•	an increase of R$ 27.1 million in supply revenue because of the higher volume traded on the Short-Term Market (CCEE)
•	reduction of R$11.5 million (-14.1%) in provisions, to the lower constitution of Estimated Losses on Doubtful Accounts - PECLD of R$19.9 million (-50.5%) because of the increase in the recovery of invoices due to the intensification of collection actions;
•	an increase of R$8.4 million in the provision for litigation, especially due to the reclassification of risk in a labor lawsuit.

4.1.1 Regulatory Efficiency

DisCo recorded recurring EBITDA of R$2,668.7 million in the last 12 months, plus New Replacement Value (VNR), equivalent to an efficiency of R$846.0 million, 46.4% above regulatory EBITDA.

Note: Regulatory EBITDA is calculated based on the values of WACC on Remuneration Base + Special Obligations + PLPT/RGR, and QRR published in ANEEL's Technical Notes in the events of Tariff Review or Adjustment.

4.2 Operational Performance

4.2.1 Market-Wire (TUSD)

Copel DisCo's wire market, made up of the captive market, supply to concessionaires and permit holders in the state of Paraná and all the free consumers in its concession area, saw a 3.3% increase in electricity consumption in 1Q25 compared to the same period last year, mainly due to the increase in economic activity and the higher consumption pattern of the customer base. The billed wires market, which takes into account energy compensated by Mini and Micro Distributed Generation (MMGD), increased by 0.9% in 1Q25 compared to 1Q24.

4.2.2 Captive Market

The captive market showed a 2.5% decrease in electricity consumption in 1Q25 compared to the same period of the previous year, mainly due to the reduction in consumption in the industrial and other classes. The billed captive market, which considers the compensated energy from MMGD, showed a 7.3% reduction in 1Q25 compared to 1Q24.

4.2.3 Operational data

DisCo has a concession valid until July 7, 2045, whose service quality criteria (Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC) are defined by ANEEL.

RESULTS | 1Q25	14

Despite the severe weather events in the state of Paraná in recent months, the company has acted in a timely manner to re-establish the power supply and prevent vegetation on the grid, which has contributed to maintaining the quality-of-service indices within the regulatory limits

For DEC, the result for the last 12 months in March 2025 was 7.52 hours, while for FEC, the result for the same period was 5.02 interruptions, both within the established regulatory limit.

Losses - Distribution losses can be defined as the difference between the electricity acquired by distributors and that billed to their consumers and are segmented as Technical and Non-Technical. Technical losses are inherent to the activity of electricity distribution and non-technical losses are mainly due to theft (clandestine connection, direct detour from the grid), fraud (meter tampering or detour), and reading, measuring or billing errors.

At the end of March 2025, Technical Losses for the last 12 months were 2,299 GWh, compared to 2,171 GWh for the same period last year, and Non-Technical Losses were 769 GWh, compared to 535 GWh for the same period last year. Total losses over the last 12 months amounted to 3,068 GWh.

GWh - 12 Meses	mar/21	mar/22	mar/23	mar/24	mar/25
Injected Energy	33,075	34,861	35,285	37,519	39,729
Distribution Losses	2,636	2,627	2,794	2,706	3,068
Technical Losses	2,000	2,017	2,042	2,171	2,299
Non-Technical Losses	636	610	752	773	769

* As perdas refletem a diferença entre a carga medida e o mercado faturado.

Non-technical losses, calculated as the difference between total losses and technical losses, are largely associated with the concessionaire's management and the socio-economic characteristics of the concession areas. To this end, Copel maintains a Program to Combat Non-Technical Losses through the following actions:

✓  Improving actions to combat irregular procedures, improving the performance of targeted inspections;

✓  Investments aimed at providing and/or acquiring inspection equipment;

✓  Preparation and execution of specific training and refresher courses related to commercial losses;

✓  Carrying out inspections on both medium and low voltage;

✓  Educational notices in the press and messages on electricity bills.

✓  Joint operations with the Police and the Public Prosecutor's Office;

✓  Opening a police investigation in regions where a significant number of irregular procedures have been found.

The tariff pass-through of efficient levels of losses is provided for in the concession contracts and these losses are included in energy purchase costs up to the regulatory limit stipulated by Aneel. DisCo has remained within the regulatory limits in recent tariff processes and in March 2025, total losses were 0.2 pp above the regulatory limit, influenced by the significant increase in injected energy, notably in low-voltage consumption.

RESULTS | 1Q25	15

5. Copel Commercialization (TradeCo)
5.1 Economic and Financial Performance

Copel’s TradeCo presented recurring EBITDA of R$21.2 million in 1Q25 compared to R$30.6 million in 1Q24, mainly reflecting the lower commercialization margin due to the increase in the average energy purchase price between the periods (+4.2%), partially offset by the lower manageable cost (-6.0%).

The adjustment made in the quarter under review refers to the fair value of energy purchase and sale contracts (mark-to-market) - the amount calculated as the difference between the contracted price and the future market price estimated by the Company - which was positive R$6.7 million in 1Q25 compared to a negative R$12.8 million in 1Q24, influenced mainly by the increase in the number of contracts in the customer base, partially offset by the calculation of fair value which was impacted by the increase in the NTN-B discount rate.

Manageable costs, excluding provisions and reversals, fell by 6.0% in 1Q25, essentially influenced by the R$0.8 million (-38.7%) drop in other costs and expenses due to lower costs with leases, rents and association contributions, offset by the R$0.3 million increase in third-party services, due to higher spending on communication, processing and data transmission in the period.

The personnel and administrators account, excluding the effects of the PDV, PLR and PPD, recorded an increase of 8.0% in 1Q25, mainly due to the pro rata provision between October and December of the 2024 Collective Bargaining Agreement - ACT, ratified in 2025 with a salary increase of 4.09%, and the TradeCo’s restructuring process.

TradeCo reported recurring net income of R$ 20.7 million in 1Q25, down 20.4% compared to 1Q24, mainly due to (i) the operating performance already mentioned above, partially offset by (ii) an increase of R$ 1.7 million (+19.5%) in financial income, reflecting higher income from financial investments, and (iii) lower income tax of R$ 2.4 million.

RESULTS | 1Q25	16

5.2 Operational Performance

In 1Q25, the volume of energy sold for a 5-year horizon increased by 69.0% compared to 1Q24, because of capturing better prices by taking advantage of the greater opportunities in the period.

The volume of energy sold increased by 8.8% in 1Q25, due to the increase in sales to bilateral contracts (+ 23.2%), partially offset by the reduction in sales to free consumers (-13.0%)

GWh sold

RESULTS | 1Q25	17

6. ESG performance
6.1 Copel, a pioneer in the ESG sector

Copel was the first company in the energy sector to produce an Environmental Impact Report for a generation project, and the first in the sector in Brazil to become a signatory to the UN Global Compact in 2000. The company promotes actions to disseminate the UN's 2030 Agenda and implement the SDGs in the electricity sector. Copel joined the "Pact for Water and Energy Resilience" Commitment and received the Pro-Gender and Race Equality Seal from the Federal Government. The company also received the Pro-Ethics Seal, 2018-2019 and 2020-2021 editions, awarded by CGU and Instituto ETHOS, for the voluntary adoption of integrity measures, with public recognition for its commitment to implementing measures aimed at preventing, detecting and remedying acts of corruption and fraud. Copel participates in the 100% Transparency Movement of the UN Global Compact, the first and largest initiative to promote corporate transparency in Brazil.

Environmental

▪	Net Zero Ambition Movement - Copel participates in the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies can work together to reduce greenhouse gases by 2030;
▪	It has a Copel 2030 Neutrality Plan, approved by the Board of Directors: with the purpose of neutralizing Scope 1 Greenhouse Gas (GHG) emissions for the assets that Copel has operational control over (according to the concept established in the GHG Protocol methodology) by 2030;
▪	It is part of the Brazilian Business Commitment to Biodiversity with the Brazilian Business Council for Sustainable Development (CEBDS).

Social

▪	Actions and Programs - Solidarity Selective Collection; Cultivar Energia Program; EletriCidadania; Good Neighbor Program; Diversity Commission; Human Rights Program; EducaODS; Iluminando Gerações; Mais que Energia, among others.
▪	It has a Sustainability Policy, a People Management Policy and an Occupational Health and Safety Policy, among others.
▪	The Cultivar Energia (Farming Energy) program - which implements community gardens under Copel's power lines - has completed 10 years of existence, with the partnership of 10 municipalities in Paraná, in which 24 Copel gardens are distributed and which currently benefit around 4,000 people with healthy food and income generation. The gardens also protect Copel properties from irregular occupation, reinforce the company's presence and brand in the communities and beautify neighborhoods, transforming the environment and urban planning in the cities.

Governance

▪	Copel is a company with dispersed capital and no controlling shareholder;
▪	The Board of Directors is made up entirely of independent members and has statutory advisory committees: Statutory Audit Committee - CAE; Sustainable Development Committee - CDS, Investment and Innovation Committee - CII and People Committee - CDG;
▪	CAE is composed of independent members, one of whom is an external member;
▪	Establishment of variable remuneration with ESG targets -2025;
▪	Listed on B3's Level 2 of Governance;
▪	Adherent to the 100% Transparency Movement of the UN Global Compact.

Priority SDGs the Brazilian Electricity Sector: Copel prioritizes the SDGs of the Brazilian Electricity Sector and additionally SDG 4 - Quality Education.

RESULTS | 1Q25	18

6.2 Recent highlights

▪	In 2025, Copel will continue to be part of the portfolio of the Corporate Sustainability Index (ISE B3) of the Brazilian Stock Exchange. The ISE is an exclusive list of companies committed to sustainable development. This index serves as a comparative analysis tool, reflecting the return on a portfolio made up of shares in companies that perform best in ESG (Environmental, Social, and Governance) aspects. For Copel, the ISE is a strategic benchmark that guarantees the continuity and sustainability of its business.
▪	Copel has reached a new milestone in its history by being included, for the first time, in the Sustainability Yearbook 2025, one of the most prestigious global corporate sustainability rankings. Prepared by S&P Global, the yearbook highlights companies with the best environmental, social and governance (ESG) practices.
▪	Once again, the company has been recognized as a benchmark in sustainability by being included in B3's Carbon Efficient Index (ICO2) portfolio. This recognition reinforces the company's position among the most efficient in managing greenhouse gas (GHG) emissions and solidifies its leadership in the Brazilian electricity sector, consolidating its commitment to the transition to a low-carbon economy.
▪	Copel stands out among the world's most sustainable companies in the Carbon Clean 200 ranking. The company is among the eight Brazilian publicly traded companies listed in the Carbon Clean 200, an international ranking of the 200 publicly traded companies that stand out most in the global energy transition, considering revenues from clean sources.
▪	The Company recently released its 20-F on the market, highlighting Internal Controls (Item 15). The independent audit carried out by PwC in 2024 did not identify any significant deficiencies for the second year running, and since 2020 there have been no material weaknesses. This result reaffirms the Company's commitment to maintaining an effective internal controls environment and reflects the commitment of all employees. The achievement indicates the maturity of the processes and the integrity of the financial statements.
▪	Copel has maintained its ISO 37.301 certification, following an external audit that assessed the management and operation of the Integrity Program, guaranteeing that Compliance, Internal Controls and Corporate Risks activities comply with the best international practices. The certification was granted by QMS Certification (QMS do Brasil Serviços de Certificação Ltda).

6.3 Indicators

Regarding the scope 1 GHG indicator (tCO2), the data refers to direct greenhouse gas emissions from Copel's operations (thermal power plant, fleet, soil change and fugitive emissions) - data for 2024 will be verified later by a third party. GHG emissions are calculated every six months.

RESULTS | 1Q25	19

6.4 Ratings, Rankings and Indexes

Index	Ranking	Reference Year
	Not disclosed	2025
	CSA Score 70	2024
	B	2024
	Yes	2024
	Medium Risk	2023
	A	2024

RESULTS | 1Q25	20

7. Other highlights from the period

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: DCF = Cash generated by operating activities, minus net cash used by investment activities, where: (a) Cash generated by operating activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by investment activities: amount invested in the fiscal year in non-current assets. The table below shows the DCF calculation on March 31, 2025 and on December 31, 2025:

R$ thousand

03.31.2025		12.31.2024
CASH FLOW FROM OPERATING ACTIVITIES
CASH GENERATED BY OPERATING ACTIVITIES	992,673	5,202,716
CASH FLOW FROM INVESTING ACTIVITIES
NET CASH USED BY INVESTING ACTIVITIES	(310,612)	(5,739,414)
FCD AVAILABLE CASH FLOW	682,061	(536,698)

The Annual General Meeting approved the payment of supplementary dividends of R$1,250.0 million for the 2024 financial year, to be paid on May 15, 2025.

New Board of Directors

The Annual General Meeting, held on April 24, 2025, elected the members of the Board of Directors (CAD) of Companhia Paranaense de Energia (Copel) for a unified term of two years. This term of office will end at the Annual General Meeting which will consider the management accounts and the Company's financial statements for the fiscal year ending December 31, 2026. All elected members are independent.

Copel Composes IDIV B3

As of May 2025, Copel's common shares (CPLE3) and preferred shares (CPLE6) were included in the B3 Dividend Index (IDIV B3). This inclusion reflects Copel's commitment to generating value for its shareholders, standing out among the companies with the best dividend returns. Copel's presence on the IDIV B3 reinforces its position as one of the leading companies in the Brazilian electricity sector, demonstrating its financial strength and ability to distribute earnings consistently.

Copel Remains on the B3 ISE

Copel will continue to be part of the B3 Corporate Sustainability Index (ISE B3) from May 2025. Remaining on the index highlights Copel's ongoing commitment to sustainability practices and social and environmental responsibility. Copel reaffirms its prominent position and demonstrates its dedication to corporate governance and sustainable development.

Partial Closing of Small Asset Divestments

On March 31, 2025, the Company carried out the partial closing of the divestments of the small assets, receiving R$219.5 million (49.0% of the total transaction), after fulfilling all the conditions precedent relating to the assets involved in this Closing. The assets consolidating this stage of the closing comprise all of Block 1 presented in the Teaser, plus the Guaricana HPP, totaling 60.4 MW of installed capacity.

On April 30, 2025, the Chaminé SHPP, with an installed capacity of 18 MW, was partially closed in the amount of R$82.9 million. With these operations, the company completed 67.0% of its total divestment.

The value of the divestment of the other assets will be received in accordance with the usual conditions established in the Share Purchase Agreement (CCVA).

RESULTS | 1Q25	21

Disclaimer

Information contained in this document may include forward-looking statements and reflects management's current perception and outlook on the evolution of the macroeconomic environment, industry conditions, the Company's performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this document that do not describe historical facts, such as information regarding the declaration of payment of dividends, the future direction of operations, the implementation of relevant operational and financial strategies, the investment program, factors or trends affecting the financial condition, liquidity or results of operations are forward-looking statements of significance under the U.S. Private Securities Litigation Reform Act of 1995 and involve various risks and uncertainties. There can be no assurance that such results will occur. The statements are based on various factors and expectations, including economic and market conditions, industry competitiveness and operational factors. Any changes in such expectations and factors could cause actual results to differ materially from current expectations.

Investor Relations ri@copel.com Phone: (41) 3331-4011

RESULTS | 1Q25	22

RESULTS

1Q25

List of Exhibit

COPEL
Pura Energia

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- EBITDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL DIS REVENUE
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

RESULTS | 1Q25	23

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
R$'000
Income Statement	1Q25	1Q24	Δ%
OPERATING REVENUES	5,892,086	5,416,998	8.8
Electricity sales to final customers	2,192,099	2,205,465	(0.6)
Electricity sales to distributors	974,940	740,230	31.7
Use of the main distribution and transmission grid	1,928,023	1,805,284	6.8
Construction revenue	639,690	573,647	11.5
Fair value of assets from the indemnity for the concession	24,016	18,970	26.6
Result of Sectorial financial assets and liabilities	(14,456)	(54,417)	(73.4)
Other operating revenues	147,774	127,819	15.6
OPERATING COSTS AND EXPENSES	(4,610,970)	(4,463,552)	3.3
Electricity purchased for resale	(2,252,353)	(1,973,467)	14.1
Charge of the main distribution and transmission grid	(682,523)	(748,074)	(8.8)
Personnel and management	(249,222)	(293,873)	(15.2)
Pension and healthcare plans	(60,937)	(68,976)	(11.7)
Materials and supplies	(23,001)	(18,452)	24.7
Materials and supplies for power eletricity	-	(936)	-
Third-party services	(282,321)	(244,101)	15.7
Depreciation and amortization	(355,020)	(364,628)	(2.6)
Provisions and reversals	(70,511)	(86,021)	(18.0)
Construction cost	(635,191)	(570,924)	11.3
Other cost and expenses	109	(94,100)	(100.1)
EQUITY IN EARNINGS OF SUBSIDIARIES	100,416	81,643	23.0
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,381,532	1,035,089	33.5
FINANCIAL RESULTS	(446,525)	(268,174)	66.5
Financial income	297,640	251,661	18.3
Financial expenses	(744,165)	(519,835)	43.2
OPERATIONAL EXPENSES/ INCOME	935,007	766,915	21.9
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(270,340)	(234,725)	15.2
Income tax and social contribution on profit	(228,982)	(146,666)	56.1
Deferred income tax and social contribution on profit	(41,358)	(88,059)	(53.0)
NET INCOME continuing operations	664,667	532,190	24.9
NET INCOME discontinued operations	-	1,353	-
NET INCOME	664,667	533,543	24.6
Attributed to the controlling company's shareholders - continuing operations	665,508	539,198	21.6
Attributed to the controlling company's shareholders - discontinued operations	-	(7,815)	-
Attributed to non-controlling shareholders - continuing operations	(841)	(1,513)	(44.4)
Attributed to non-controlling shareholders - discontinued operations	-	3,673	-
EBITDA continued operations	1,736,552	1,399,717	24.1

RESULTS | 1Q25	24

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET
R$'000				R$'000
Assets	Mar-25	Mar-24	Δ%	Liabilities	Mar-25	Mar-24	Δ%
CURRENT	16,146,351	13,041,808	23.8	CURRENT	10,879,856	10,342,380	5.2
Cash and cash equivalents	6,055,823	4,161,939	45.5	Payroll, social charges and accruals	433,322	411,102	5.4
Bonds and securities	1,371	623	120.1	Related parties	1,310	-	-
Collaterals and escrow accounts	823	9	-	Suppliers	2,367,173	2,324,423	1.8
Customers	4,004,184	3,962,702	1.0	Income tax and social contribution payable	124,048	83,482	48.6
Dividends receivable	147,684	82,278	79.5	Other taxes due	335,851	302,345	11.1
Sectorial financial assets	-	-	-	Loans and financing	695,718	1,231,205	(43.5)
Account receivable related to concession	11,212	10,609	5.7	Debentures	2,276,552	2,025,110	12.4
Contract Assets	309,658	283,896	9.1	Minimum compulsory dividend payable	3,875	3,878	(0.1)
Fair value in energy purchase and sale operations	678,683	217,350	212.3	Post employment benefits	101,987	95,383	6.9
Other current receivables	1,036,524	949,674	9.1	Customer charges due	31,210	44,825	(30.4)
Inventories	152,931	136,324	12.2	Research and development and energy efficiency	155,219	179,149	(13.4)
Income tax and social contribution	367,403	296,128	24.1	Accounts Payable related to concession	123,688	113,092	9.4
Other current recoverable taxes	925,888	994,618	(6.9)	Net sectorial financial liabilities	937,032	935,322	0.2
Prepaid expenses	70,473	63,211	11.5	Lease liability	68,695	57,502	19.5
Related parties	962	621	54.9	Fair value in energy purchase and sale operations	711,628	214,955	231.1
Assets held for sale	2,382,732	1,881,826	26.6	Other accounts payable	950,775	1,199,195	(20.7)
NON-CURRENT	44,094,402	44,342,348	(0.6)	PIS and COFINS to be refunded to costumers	-	-	-
Long Term Assets	15,685,263	15,315,121	2.4	Provision for allocation of Pis and Cofins credits	870,000	580,000	50.0
Bonds and securities	547,929	529,085	3.6	Provisions for litigation	-	-	-
Other temporary investments	27,362	30,603	(10.6)	Liabilities associated with assets held for sale	691,773	541,412.0	27.8
Customers	144,776	116,180	24.6	NON-CURRENT	23,127,371	21,404,841	8.0
Judicial deposits	397,462	394,364	0.8	Social and labor obligations	629	457	37.6
Sectoral financial assets	-	-	-	Suppliers	131,485	142,380	(7.7)
Account receivable related to concession	3,600,920	3,497,351	3.0	Deferred income tax and social contribution	1,923,957	1,895,459	1.5
Contract Assets	7,223,566	6,927,010	4.3	Other taxes due	280,140	291,195	(3.8)
Fair value in energy purchase and sale operations	624,414	479,938	30.1	Loans and financing	3,230,927	3,387,589	(4.6)
Other non-current receivables	685,365	681,846	0.5	Debentures	12,591,846	10,602,255	18.8
Income tax and social contribution	95,007	164,043	(42.1)	Post employment benefits	1,064,674	1,063,326	0.1
Deferred income tax and social contribution	1,160,664	1,174,175	(1.2)	Research and development and energy efficiency	264,556	241,294	9.6
Other non-current recoverable taxes	1,177,711	1,320,526	(10.8)	Accounts Payable related to concession	983,572	992,252	(0.9)
Prepaid expenses	87	-	-	Net sectorial financial liabilities	185,552	142,488	30.2
Investments	3,609,112	3,577,937	0.9	Lease liability	274,300	271,004	1.2
Property, plant and equipment, net	7,819,415	8,516,697	(8.2)	Fair value in energy purchase and sale operations	273,269	170,837	60.0
Intangible assets	16,660,760	16,623,610	0.2	Other accounts payable	215,274	247,021	(12.9)
Right to use an asset	319,852	308,983	3.5	PIS and COFINS to be refunded to costumers	-	-	-
TOTAL	60,240,753	57,384,156	5.0	Provision for allocation of Pis and Cofins credits	735,457	1,000,588	(26.5)
				Provisions for litigation	971,733	956,696	1.6
				EQUITY	26,233,526	25,636,935	2.3
				Attributed to controlling shareholders	26,272,206	25,674,718	2.3
				Share capital	12,821,758	12,821,758	-
				Capital reserves	7,693	5,595	37.5
				Equity valuation adjustments	493,031	517,408	(4.7)
				Treasury shares	(120,084)	(50,044)	140.0
				Legal reserves	1,766,110	1,766,110	-
				Retained earnings	9,363,866	9,363,866	-
				Proposed additional dividend	1,250,025	1,250,025	-
				Accrued earnings	689,807	-	-
				Attributable to non-controlling interest	(38,680)	(37,783)	2.4
				TOTAL	60,240,753	57,384,156	5.0

RESULTS | 1Q25	25

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
	03.31.2025	03.31.2024
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations	664,667	532,190

Adjustments to reconcile net income for the period with cash generation from operating activities:	1,720,700	1,550,356
Unrealized monetary and exchange variation and debt charges - net	684,147	471,223
Interest - bonus from the grant of concession agreements under the quota system	(36,806)	(33,051)
Remuneration of transmission concession contracts	(204,960)	(202,886)
Income tax and social contribution	228,982	146,666
Deferred income tax and social contribution	41,358	88,059
Equity in earnings of investees	(100,416)	(81,643)
Appropriation of post-employment benefits obligations	59,776	66,582
Appropriation of research and development and energy efficiency programs	46,998	43,343
Recognition of fair value of assets from the indemnity for the concession	(24,016)	(18,970)
Sectorial financial assets and liabilities result	15,931	59,964
Depreciation and amortization	355,020	364,628
Provision from the voluntary dismissal program	20,979	-
Long-term incentives	2,098	-
Net operating estimated losses, provisions and reversals	70,511	86,021
Realization of added value in business combinations	(181)	(181)
Fair value in energy purchase and sale operations	(6,704)	12,839
Result of write-offs of accounts receivable related to concession	1,757	84
Result of write-offs or disposal of contract assets	2,114	3,533
Result of write-offs or disposal of property, plant and equipment	365	2,169
Result of write-offs or disposal of intangible assets	18,211	9,837
Result of write-offs of use rights of assets and liabilities of leases – net	-	(51)
Result on the sale of properties	(109,807)	-
Others	(9,324)	-

Decrease (increase) in assets	75,705	130,477
Trade accounts receivable	117,931	98,897
Dividends and interest on own capital received	3,743	59,208
Judicial deposits	6,084	(1,081)
Sectorial financial assets	16,849	(15,444)
Other receivables	10,981	(7,045)
Inventories	(16,607)	(18,665)
Income tax and social contribution recoverable	(53,651)	(59,822)
Other taxes recoverable	(1,935)	76,665
Prepaid expenses	(7,349)	(2,768)
Related parties	(341)	532

Increase (decrease) in liabilities	(338,517)	(354,685)
Payroll, social charges and accruals	21,608	57,677
Related parties	1,310	-
Suppliers	(63,474)	(28,011)
Other taxes	303,631	106,928
Post-employment benefits	(51,824)	(57,622)
Sectorial charges due	(13,615)	1,350
Research and development and energy efficiency	(52,244)	(51,961)
Payable related to the concession	(28,443)	(27,481)
Other accounts payable	(409,336)	(298,679)
Provisions for legal claims	(46,130)	(56,886)

CASH GENERATED BY OPERATING ACTIVITIES	1,457,888	1,326,148
Income tax and social contribution paid	(188,416)	(234,376)
Loans and financing - interest due and paid	(143,677)	(152,206)
Debentures - interest due and paid	(124,643)	(122,975)
Charges for lease liabilities paid	(8,479)	(7,121)
Charges on loans granted/obtained from related parties	-	-
NET CASH GENERATED FROM OPERATING ACTIVITIES	992,673	809,470
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	-	(30,354)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	992,673	779,116

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(17,115)	(38,549)
Loans and financing granted to related parties	-	-
Additions to contract assets	(549,349)	(522,376)
Investment disposal	276,938	-
Additions in investments	-	-
Capital reduction of investees	-	37,129
Additions to property, plant and equipment	(17,001)	(38,355)
Disposal of property, plant and equipment	1,071	-
Additions to intangible assets	(5,156)	(2,756)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(310,612)	(564,907)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(3,721)
NET CASH USED FROM INVESTING ACTIVITIES	(310,612)	(568,628)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of debentures	2,000,000	-
Transaction costs in the issuing of debentures	(22,632)	-
Payments of principal - loans and financing	(565,351)	(66,375)
Payments of principal - debentures	(111,808)	(5,862)
Payments of principal of lease liabilities	(16,822)	(17,047)
Share buyback	(70,040)	-
Dividends and interest on own capital paid	(3)	(9)

NET CASHGENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	1,213,344	(89,293)
NET CASH GENERATED (USED)BY FINANCING ACTIVITIESFROM DISCONTINUED OPERATIONS	-	(19,299)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	1,213,344	(108,592)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	1,895,405	101,896

Cash and cash equivalents at the beginning of the period	4,161,939	5,634,623
Cash and cash equivalents at the end of the period	6,055,823	5,789,893
Change in cash and cash equivalents from discontinued operations	1,521	(53,374)

CHANGE IN CASH AND CASH EQUIVALENTS	1,895,405	101,896

RESULTS | 1Q25	26

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT
			R$'000
	1Q25	1Q24	Δ%
EBITDA	1,736,548	1,399,715	24.1
(-/+) Fair value in the purchase and sale of energy	(6,704)	12,839	(152.2)
(-/+) Provision (reversal) Incentive Dismissal Program	20,979	-	-
(-/+) Assets disposal	(109,807)	-	-
(-/+) Ebitda from discontinued Op. Compagas and UEGA	-	21,122	-
(-/+) Equitiy in earnings of investees	(100,416)	(81,643)	23.0
(-/+) NRV	(24,016)	(18,970)	26.6
(-/+) Revenue Adjustment TRA IFRS/Regulatory	(13,388)	(2,222)	502.5
Adjusted EBITDA without DISCONTINUED OP. without Equitiy in earnings of investees	1,503,196	1,330,841	13.0

	1Q25	1Q24	Δ%
Financial Revenues	297,640	251,661	18.3
Income from investments held for trading	154,613	156,430	(1.2)
Late fees on electricity bills	78,750	46,900	67.9
Interest on taxes to be compensated	43,413	10,108	329.5
Income and monetary restatement of judicial deposits	11,434	9,167	24.7
Monetary restatement and adjustment to present value of accounts payable related to concession	7,764	16,582	(53.2)
Income from sectorial assets and liabilities	2,364	4,242	(44.3)
(-) Pis/Pasep and Cofins on revenues	(13,804)	(9,760)	41.4
Other financial revenues	13,106	17,992	(27.2)
Financial Expenses	744,165	519,835	43.2
Monetary variation, foreign exchange and debt service charges	604,490	427,021	41.6
Monetary variation and adjustment to present value of accounts payable related to concession	48,399	32,399	49.4
Uptade of provision for allocation of Pis and Cofins credits	24,869	984	2,427.3
Monetary variation of litigation	15,983	16,726	(4.4)
Income from sectorial assets and liabilities	14,358	4,429	224.2
Interest on tax installments	8,679	7,550	15.0
Interest on lease liabilities	8,480	7,088	19.6
Interest on R&D and PEE	5,572	5,233	6.5
Pis/ Pasep and Cofins taxes over interest on equity	-	5,550	-
Other financial expenses	13,335	12,855	3.7
Financial income (expenses)	(446,525)	(268,174)	66.5

RESULTS | 1Q25	27

Exhibit I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS
							R$'000
Variation in Equity in earnings of subsidiaries					1Q25	1Q24	Δ%
Joint Ventures					95,417	77,467	23.2
Voltalia São Miguel do Gostoso I Participações S.A.					(1,634)	(4,238)	(61.4)
Caiuá Transmissora de Energia S.A.					4,196	3,417	22.8
Integração Maranhense Transmissora de Energia S.A.					6,784	4,991	35.9
Matrinchã Transmissora de Energia (TP NORTE) S.A.					30,927	22,374	38.2
Guaraciaba Transmissora de Energia (TP SUL) S.A.					13,996	12,906	8.4
Paranaíba Transmissora de Energia S.A.					9,386	7,986	17.5
Mata de Santa Genebra Transmissão S.A.					15,572	17,503	(11.0)
Cantareira Transmissora de Energia S.A.					16,069	12,476	28.8
Solar Paraná					121	52	132.7
Associates					4,999	4,176	19.7
Dona Francisca Energética S.A.					1,492	1,480	0.8
Foz do Chopim Energética Ltda.					3,507	2,698	30.0
Carbocampel S.A.					-	(2)	-
TOTAL					100,416	81,643	23.0

							R$'000
Main Indicators -AssociatesDec-24				Dona Francisca		Foz do Chopim
Total assets					174,926		47,123.0
Shareholder’s equity¹					157,276		43,154.0
Net operating revenue					16,468		15,102.0
Net Income					6,475		9,808.0
Participation in the enterprise - %					23		35.8
Investment book value					36,221		15,436
							R$'000
Main Indicators -Joint ventures Dec-24	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	357,602	632,833	3,097,923	1,660,727	2,131,332	3,868,737	1,891,252
Shareholder’s equity¹	275,402	450,238	2,163,522	1,085,531	1,318,333	1,349,386	980,188
Net operating revenue	12,405	20,587	103,230	54,029	73,380	124,354	61,972
Net Income	8,563	13,845	63,115	28,562	38,311	31,081	32,794
Participation in the enterprise - %	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	134,947	220,617	1,060,126	531,910	322,992	676,042	480,292
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

RESULTS | 1Q25	28

Exhibit I - CONSOLIDATED RESULTS > SHARE CAPITAL
Share Capital -As of March 31,2025 *
					Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	Special *	TOTAL	%
State of Paraná	358,563	27.6%	-	-	116,081	6.9%	<1	474,644	15.9%
BNDESPAR	131,162	10.1%	-	-	524,646	31.2%	-	655,808	22.0%
Free Floating	801,341	61.6%	708	22.6%	1,030,304	61.4%	-	1,832,354	61.4%
B3	787,922	60.6%	708	22.6%	941,296	56.1%	-	1,729,926	58.0%
NYSE	13,210	1.0%	-	-	87,356	5.2%	-	100,567	3.4%
LATIBEX	209	0.0%	-	-	1,652	0.1%	-	1,861	0.1%
Other	3,113	0.2%	2,420	77.4%	950	0.1%		6,483	0.2%
Treasury shares	6,169	0.5%	-	-	7,353	0.4%	-	13,522	0.5%
TOTAL	1,300,347	100%	3,128	100%	1,679,335	100%	<1	2,982,811	100%
* State of Paraná has a special class preferred share with veto power as established in the Statute.

RESULTS | 1Q25	29

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)
			R$'000
Income Statement	1Q25	1Q24	Δ%
OPERATING REVENUES	1,239,546	1,129,000	9.8
Electricity sales to distributors	900,451	847,208	6.3
Use of the main transmission grid	273,672	260,635	5.0
Construction revenue	55,106	10,899	405.6
Other operating revenues	10,317	10,258	0.6
OPERATING COSTS AND EXPENSES	(518,687)	(639,048)	(18.8)
Electricity purchased for resale	(24,086)	(29,830)	(19.3)
Charges of main distribution and transmission grid	(132,764)	(146,482)	(9.4)
Personnel and management	(84,303)	(95,750)	(12.0)
Pension and healthcare plans	(18,179)	(21,008)	(13.5)
Materials and supplies	(4,659)	(3,947)	18.0
Materials and supplies for power eletricity	-	(936)	-
Third-party services	(67,929)	(64,912)	4.6
Depreciation and amortization	(176,869)	(213,497)	(17.2)
Provisions and reversals	(1,961)	3,444	(156.9)
Construction cost	(50,607)	(8,176)	519.0
Other cost and expenses	42,670	(57,954)	(173.6)
EQUITY IN EARNINGS OF SUBSIDIARIES	100,438	84,353	19.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	821,297	574,305	43.0
FINANCIAL RESULTS	(257,108)	(166,934)	54.0
Financial income	91,892	80,529	14.1
Financial expenses	(349,000)	(247,463)	41.0
OPERATIONAL EXPENSES/ INCOME	564,189	407,371	38.5
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(148,144)	(100,804)	47.0
Income tax and social contribution on profit	(122,173)	(80,565)	51.6
Deferred income tax and social contribution on profit	(25,971)	(20,239)	28.3
NET INCOME continuing operations	416,045	306,567	35.7
NET INCOME discontinued operations	-	(14,783)	-
NET INCOME	416,045	291,784	42.6
Attributed to shareholders of the parent company - continuing operations	-	310,682	-
Attributed to the controlling company's shareholders - discontinued operations	-	(11,509)	-
Attributed to non-controlling shareholders	-	(7,389)	-
EBITDA continuing operations	998,166	787,802	26.7

RESULTS | 1Q25	30

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
			R$'000
Income Statement	1Q25	1Q24	Δ%
OPERATING REVENUES	4,304,765	4,050,962	6.3
Electricity sales to final customers	1,783,668	1,739,360	2.5
Electricity sales to distributors	31,004	3,913	692.3
Use of the main distribution grid	1,769,147	1,663,023	6.4
Construction revenue	584,584	562,748	3.9
Fair value of assets from the indemnity for the concession	24,016	18,970	26.6
Sectorial assets and liabilities result	(14,456)	(54,417)	(73.4)
Other operating revenues	126,802	117,365	8.0
OPERATING COSTS AND EXPENSES	(3,767,686)	(3,556,703)	5.9
Electricity purchased for resale	(1,847,182)	(1,639,673)	12.7
Charges of main transmission grid	(656,801)	(713,135)	(7.9)
Personnel and management	(142,379)	(179,858)	(20.8)
Pension and healthcare plans	(39,773)	(44,864)	(11.3)
Materials and supplies	(17,806)	(13,942)	27.7
Third-party services	(200,707)	(161,699)	24.1
Depreciation and amortization	(167,658)	(141,490)	18.5
Provisions and reversals	(69,705)	(81,192)	(14.1)
Construction cost	(584,584)	(562,748)	3.9
Other cost and expenses	(41,091)	(18,102)	127.0
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	537,079	494,259	8.7
FINANCIAL RESULTS	(192,380)	(143,317)	34.2
Financial income	152,928	84,449	81.1
Financial expenses	(345,308)	(227,766)	51.6
OPERATIONAL EXPENSES/ INCOME	344,699	350,942	(1.8)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(112,277)	(109,062)	2.9
Income tax and social contribution on profit	(95,565)	(53,350)	79.1
Deferred income tax and social contribution on profit	(16,712)	(55,712)	(70.0)
NET INCOME (LOSS)	232,422	241,880	(3.9)
EBITDA	704,737	635,749	10.9

RESULTS | 1Q25	31

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
			R$'000
OPERATING REVENUE	1Q25	1Q24	Δ%
Electricity sales to final customers	1,957,314	2,093,630	(6.5)
Residential	1,007,288	991,079	1.6
Industrial	129,997	172,204	(24.5)
Commercial, service and other activities	459,180	498,825	(7.9)
Rural	214,746	225,850	(4.9)
Public Sector	73,305	74,599	(1.7)
Street lightining	42,630	46,163	(7.7)
Public Service	30,168	84,910	(64.5)
Donations and subsidies	362,898	257,231	41.1
Electricity sales to distributors	32,310	4,424	-
Bilateral contracts	2,268	6,250	(63.7)
Electricity Trading Chamber - CCEE	30,042	(1,826)	-
Use of the main distribution grid	3,312,579	3,042,358	8.9
Residential	1,177,677	1,061,097	11.0
Industrial	314,938	301,789	4.4
Commercial, service and other activities	605,512	582,946	3.9
Rural	253,132	244,330	3.6
Public Sector	89,970	82,643	8.9
Street lightining	50,043	50,153	(0.2)
Public Service	39,672	70,327	(43.6)
Free Market	739,020	609,331	21.3
Dealers and generators	42,615	39,742	7.2
Construction Revenue	584,584	562,748	3.9
Fair value of assets from the indemnity for the concession	24,016	18,970	26.6
Sectorial assets and liabilities result	(15,930)	(59,964)	(73.4)
Other operating income	139,729	129,971	7.5
Leases and rentals	135,515	118,308	14.5
Income from the provision of services	570	1,682	(66.1)
Other income	3,644	9,981	(63.5)
RECEITA OPERACIONAL BRUTA	6,397,500	6,049,368	5.8
(-) Tributos e deduções	(2,092,735)	(1,998,406)	4.7
(-) PIS/PASEP e COFINS	(452,343)	(432,313)	4.6
(-) ICMS	(897,867)	(816,625)	9.9
(-) Encargos Setoriais	(742,523)	(749,468)	(0.9)
(-) ISS	(2)	-	-
NET OPERATING REVENUES	4,304,765	4,050,962	6.3

RESULTS | 1Q25	32

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)
			R$'000
Income Statement	1Q25	1Q24	Δ%
OPERATING REVENUES	956,242	859,651	11.2
Electricity sales to final customers	408,616	466,469	(12.4)
Electricity sales to distributors	539,845	392,753	37.5
Other operating revenues	7,781	429	-
OPERATING COSTS AND EXPENSES	(928,809)	(842,270)	10.3
Electricity purchased for resale	(920,657)	(833,563)	10.4
Personnel and management	(3,653)	(3,666)	(0.4)
Pension and healthcare plans	(438)	(452)	(3.1)
Materials and supplies	(160)	(17)	841.2
Third-party services	(1,048)	(745)	40.7
Depreciation and amortization	(429)	(440)	(2.5)
Provisions and reversals	(1,097)	(1,221)	(10.2)
Other cost and expenses	(1,327)	(2,166)	(38.7)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	27,433	17,381	57.8
FINANCIAL RESULTS	10,712	8,962	19.5
Financial income	10,874	9,029	20.4
Financial expenses	(162)	(67)	141.8
OPERATIONAL EXPENSES/ INCOME	38,145	26,343	44.8
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(13,010)	(8,783)	48.1
Income tax and social contribution on profit	(11,134)	(12,620)	(11.8)
Deferred income tax and social contribution on profit	(1,876)	3,837	(148.9)
NET INCOME (LOSS)	25,135	17,560	43.1
EBITDA	27,862	17,821	56.3

RESULTS | 1Q25	33

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY
R$'000
Income Statement 1Q25	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	580,214	308,632	4,304,765	-	45,529	-	3,106	200,110	138,002	10,007	29,264	956,242	-	(683,785)	5,892,086
Electricity sales to final customers	-	-	1,783,667	-	-	-	-	-	-	-	-	408,616	-	(184)	2,192,099
Electricity sales to distributors	567,819	-	31,003	-	45,486	-	-	196,786	138,002	10,007	-	539,845	-	(554,008)	974,940
Use of the main distribution and transmission grid (TUSD/ TUST)	-	253,974	1,769,147	-	-	-	-	-	-	-	21,790	-	-	(116,888)	1,928,023
Construction revenue	-	47,639	584,584	-	-	-	-	-	-	-	7,467	-	-	-	639,690
Fair value of assets from the indemnity for the concession	-	-	24,016	-	-	-	-	-	-	-	-	-	-	-	24,016
Distribution of piped gas	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sectoral assets and liabilities result	-	-	(14,456)	-	-	-	-	-	-	-	-	-	-	-	(14,456)
Other operating revenues	12,395	7,019	126,804	-	43	-	3,106	3,324	-	-	7	7,781	-	(12,705)	147,774
OPERATING COSTS AND EXPENSES	(203,723)	(110,994)	(3,767,686)	-	(24,031)	-	(2,892)	(130,778)	(83,195)	(4,642)	(8,126)	(928,809)	(27,934)	681,840	(4,610,970)
Energy purchased for resale	(25,237)	-	(1,847,182)	-	(33)	-	-	(11,011)	-	(1)	-	(920,657)	-	551,768	(2,252,353)
Charges of the main distribution and transmission grid	(79,853)	-	(656,801)	-	(6,207)	-	-	(17,063)	(37,799)	(352)	-	-	-	115,552	(682,523)
Personnel and management	(47,081)	(33,434)	(142,379)	-	(1,297)	-	(106)	(3,105)	(431)	(117)	(135)	(3,653)	(17,484)	-	(249,222)
Private pension and health plans	(10,038)	(7,547)	(39,773)	-	(37)	-	(20)	(487)	(67)	(18)	(22)	(438)	(2,490)	-	(60,937)
Materials and supplies	(2,502)	(1,539)	(17,806)	-	(187)	-	1	(179)	(440)	(3)	-	(160)	(186)	-	(23,001)
Materials and supplies for power eletricity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(26,011)	(13,805)	(200,706)	-	(4,249)	-	(1,347)	(29,164)	(9,115)	(1,141)	(1,124)	(1,048)	(7,811)	13,200	(282,321)
Depreciation and amortization	(76,435)	(4,547)	(167,658)	-	(8,153)	-	(1,022)	(69,523)	(19,296)	(2,851)	(9)	(429)	(889)	(4,208)	(355,020)
Provisions and reversals	718	(1,522)	(69,705)	-	-	-	(386)	(1,250)	-	-	(18)	(1,097)	670	2,079	(70,511)
Construction cost	-	(44,032)	(584,584)	-	-	-	-	-	-	-	(6,575)	-	-	-	(635,191)
Other operating costs and expenses	62,716	(4,568)	(41,092)	-	(3,868)	-	(12)	1,004	(16,047)	(159)	(243)	(1,327)	256	3,449	109
EQUITY IN EARNINGS OF SUBSIDIARIES	68,358	118,295	-	-	-	-	-	10,478	-	-	-	-	672,434	(769,149)	100,416
EARNINGS BEFORE INCOME TAXES	444,849	315,933	537,079	-	21,498	-	214	79,810	54,807	5,365	21,138	27,433	644,500	(771,094)	1,381,532
FINANCIAL RESULTS	(136,496)	(87,378)	(192,380)	-	(25,754)	-	(1,254)	(37,447)	548	1,658	2,008	10,712	19,258	-	(446,525)
Financial income	27,139	16,537	152,928	-	11,596	-	1,288	40,440	3,619	1,658	2,499	10,874	29,065	(3)	297,640
Financial expenses	(163,635)	(103,915)	(345,308)	-	(37,350)	-	(2,542)	(77,887)	(3,071)	-	(491)	(162)	(9,807)	3	(744,165)
OPERATIONAL EXPENSES / INCOME	308,353	228,555	344,699	-	(4,256)	-	(1,040)	42,363	55,355	7,023	23,146	38,145	663,758	(771,094)	935,007
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(74,128)	(35,558)	(112,277)	-	1,451	-	(106)	(19,512)	(18,568)	(878)	(1,899)	(13,010)	1,750	2,395	(270,340)
NET INCOME	234,225	192,997	232,422	-	(2,805)	-	(1,146)	22,851	36,787	6,145	21,247	25,135	665,508	(768,699)	664,667
Attributed to shareholders of the parent company - continuing operations	234,225	192,997	232,422	-	(1,964)	-	(1,146)	22,851	36,787	6,145	21,247	25,135	586,506	(79,037)	1,276,168
Attributed to non-controlling shareholders- continuing operations	-	-	-	-	(842)	-	-	-	-	-	-	-	-	(378)	(1,219)
EBITDA continuing operations	521,284	320,480	704,737	-	29,651	-	1,236	149,333	74,103	8,216	21,147	27,862	645,389	(766,886)	1,736,552

RESULTS | 1Q25	34

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY
R$'000
Income Statement 1Q24	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	541,578	262,229	4,050,962	198,428	24,066	-	-	179,189	136,725	8,589	18,228	859,651	-	(862,647)	5,416,998
Electricity sales to final customers	-	-	1,739,360	-	-	-	-	-	-	-	-	466,469	-	(364)	2,205,465
Electricity sales to distributors	526,551	-	3,913	-	24,032	-	-	175,625	136,722	8,589	-	392,753	-	(527,955)	740,230
Use of the main distribution and transmission grid (TUSD/ TUST)	-	244,443	1,663,024	-	-	-	-	-	-	-	18,760	-	-	(120,943)	1,805,284
Construction revenue	-	11,438	562,748	5,067	-	-	-	-	-	-	(539)	-	-	(5,067)	573,647
Fair value of assets from the indemnity for the concession	-	-	18,970	-	-	-	-	-	-	-	-	-	-	-	18,970
Distribution of piped gas	-	-	-	193,361	-	-	-	-	-	-	-	-	-	(193,361)	-
Sectoral assets and liabilities result	-	-	(54,417)	-	-	-	-	-	-	-	-	-	-	-	(54,417)
Other operating revenues	15,027	6,348	117,364	-	34	-	-	3,564	3	-	7	429	-	(14,957)	127,819
OPERATING COSTS AND EXPENSES	(319,137)	(76,459)	(3,556,705)	(175,082)	(22,474)	(22,159)	(909)	(148,746)	(95,450)	(4,714)	(1,603)	(842,270)	(52,226)	854,381	(4,463,552)
Energy purchased for resale	(13,978)	-	(1,639,673)	-	(29)	-	-	(14,922)	(1,202)	(11)	-	(833,563)	-	529,911	(1,973,467)
Charges of the main distribution and transmission grid	(92,252)	-	(713,135)	-	(6,322)	(9,030)	-	(15,793)	(40,457)	(344)	-	-	-	129,259	(748,074)
Personnel and management	(51,579)	(39,046)	(179,858)	(12,950)	(1,231)	(1,450)	(46)	(4,185)	(587)	(161)	(197)	(3,666)	(13,317)	14,400	(293,873)
Private pension and health plans	(11,584)	(8,658)	(44,864)	(1,557)	(42)	(190)	(8)	(624)	(88)	(24)	(30)	(452)	(2,602)	1,747	(68,976)
Materials	(1,475)	(879)	(13,942)	(209)	(90)	(5)	(16)	(1,045)	(501)	(47)	-	(17)	(440)	214	(18,452)
Raw material and supplies - energy production	(936)	-	-	-	-	(426)	-	-	-	-	-	-	-	426	(936)
Natural gas and supplies for gas business	-	-	-	(137,646)	-	-	-	-	-	-	-	-	-	137,646	-
Third-party services	(19,992)	(13,009)	(161,700)	(4,436)	(3,671)	(4,986)	(724)	(32,446)	(8,552)	(827)	(1,685)	(745)	(13,415)	22,086	(244,101)
Depreciation and amortization	(98,655)	(4,273)	(141,490)	(11,269)	(8,229)	(5,158)	(196)	(68,426)	(31,933)	(2,847)	(11)	(440)	(779)	9,078	(364,628)
Provisions and reversals	2,437	1,153	(81,192)	(275)	-	(175)	-	(44)	(7)	(279)	71	(1,221)	(10,538)	4,049	(86,021)
Construction cost	-	(8,718)	(562,748)	(5,067)	-	-	-	-	-	-	542	-	-	5,067	(570,924)
Other operating costs and expenses	(31,123)	(3,029)	(18,103)	(1,673)	(2,860)	(739)	81	(11,261)	(12,123)	(174)	(293)	(2,166)	(11,135)	498	(94,100)
EQUITY IN EARNINGS OF SUBSIDIARIES	11,797	98,853	-	-	-	-	-	(14,041)	-	-	-	-	566,383	(581,349)	81,643
EARNINGS BEFORE INCOME TAXES	234,238	284,623	494,257	23,346	1,592	(22,159)	(909)	16,402	41,275	3,875	16,625	17,381	514,157	(589,615)	1,035,089
FINANCIAL RESULTS	(79,207)	(59,404)	(143,317)	(11,558)	(9,837)	(1,898)	44	(38,923)	8,520	912	1,857	8,962	44,198	11,477	(268,174)
Financial income	23,787	15,331	84,449	5,165	20,635	662	204	30,101	8,680	924	2,395	9,029	58,114	(7,815)	251,661
Financial expenses	(102,994)	(74,735)	(227,766)	(16,723)	(30,472)	(2,560)	(160)	(69,024)	(160)	(12)	(538)	(67)	(13,916)	19,292	(519,835)
OPERATIONAL EXPENSES / INCOME	155,031	225,219	350,940	11,788	(8,245)	(24,057)	(865)	(22,521)	49,795	4,787	18,482	26,343	558,355	(578,138)	766,915
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(36,961)	(32,608)	(109,061)	(4,461)	3,202	-	(120)	(14,733)	(16,918)	(583)	(1,402)	(8,783)	(19,157)	6,860	(234,725)
NET INCOME continuing operations	118,070	192,611	241,879	7,327	(5,043)	(24,057)	(985)	(37,254)	32,877	4,204	17,080	17,560	539,198	(571,278)	532,190
NET INCOME discontinued operations	(11,509)	-	-	-	-	-	-	-	-	-	-	-	(7,815)	20,677	1,353
NET INCOME	106,561	192,611	241,879	7,327	(5,043)	(24,057)	(985)	(37,254)	32,877	4,204	17,080	17,560	531,383	(550,601)	533,543
Attributed to shareholders of the parent company - continuing operations	118,070	192,611	241,879	-	(3,530)	-	(985)	(37,254)	32,877	4,204	17,080	17,560	527,690	(571,003)	539,198
Attributed to the controlling company's shareholders - discontinued operations	(11,509)		-	3,737	-	(19,534)	-	-	-	-	-	-	3,693	15,787	(7,815)
Attributed to non-controlling shareholders- continuing operations	-	-	-	-	(1,513)	-	-	-	-	-	-	-	-	-	(1,513)
Attributed to non-controlling shareholders- discontinued operations	-	-	-	3,590	-	(4,523)	-	-	-	-	-	-	-	4,615	3,673
EBITDA continuing operations	332,893	288,896	635,747	34,615	9,821	(17,001)	(713)	84,828	73,208	6,722	16,636	17,821	514,936	(598,693)	1,399,717

RESULTS | 1Q25	35

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY
														R$'000
Assets - March -2025	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	5,847,602	7,105,139	-	131,961	-	51,250	1,108,878	145,074	69,337	118,402	1,289,757	2,870,134	(2,591,183)	16,146,351
Cash and cash equivalents	2,214,185	2,121,454	-	94,833	-	42,869	960,694	74,387	62,698	88,797	200,573	195,334	(1)	6,055,823
Bonds and securities	-	-	-	-	-	1,273	-	-	-	-	-	98	-	1,371
Collaterals and escrow accounts	-	9	-	814	-	-	-	-	-	-	-	-	-	823
Customers	398,666	3,253,156	-	25,286	-	5,214	99,818	60,009	5,224	8,306	379,827	-	(231,322)	4,004,184
Dividends receivable	219,184	-	-	-	-	-	8,393	-	-	-	-	2,260,575	(2,340,468)	147,684
Sectorial financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	11,212	-	-	-	-	-	-	-	-	-	-	-	-	11,212
Contract Assets	290,954	-	-	-	-	-	-	-	-	18,704	-	-	-	309,658
Fair value in the purchase and sale of power	-	-	-	-	-	-	-	-	-	-	678,683			678,683
Other current receivables	166,989	541,854	-	3,018	-	16	2,983	9,188	-	788	5,139	311,262	(4,713)	1,036,524
Inventories	37,429	114,037	-	1,465	-	-	-	-	-	-	-	-	-	152,931
Income tax and social contribution	104,217	107,227	-	5,390	-	1,810	26,638	181	1,158	1,740	24,391	94,651	-	367,403
Other current recoverable taxes	11,183	913,372	-	-	-	41	77	1,050	4	1	160	-	-	925,888
Prepaid expenses	12,266	46,514	-	1,155	-	27	7,605	259	253	66	984	1,344	-	70,473
Related parties	15,755	7,516	-	-	-	-	2,670	-	-	-	-	6,870	(31,849)	962
Assets held for sale	2,365,562	-	-	-	-	-	-	-	-	-	-	-	17,170	2,382,732
NON-CURRENT	22,308,196	17,111,124	-	617,744	-	99,123	7,979,433	2,259,933	181,952	519,222	665,333	23,786,779	(31,559,250)	44,094,402
Long Term Assets	6,242,267	7,049,467	-	133,699	-	14,755	806,363	53,873	(1)	518,962	654,486	658,715	(447,323)	15,685,263
Bonds and securities	153,608	3,239	-	-	-	-	367,711	18,410	-	4,961	-	-	-	547,929
Other temporary investments	-	-	-	-	-	14,678	-	-	-	-	-	12,684	-	27,362
Customers	-	144,776	-	-	-	-	-	-	-	-	-	-	-	144,776
Judicial deposits	50,955	187,281	-	-	-	72	2,816	-	-	242	17,233	138,863	-	397,462
Sectoral financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	900,907	2,700,013	-	-	-	-	-	-	-	-	-	-	-	3,600,920
Contract Assets	4,765,151	1,951,214	-	-	-	-	-	-	-	513,759	-	-	(6,558)	7,223,566
Fair value in the purchase and sale of power	-	-	-	-	-	-	-	-	-	-	624,414			624,414
Other non-current receivables	278,332	59,253	-	6,836	-	-	2	33,764	(1)	-	-	307,179	-	685,365
Income tax and social contribution	1,846	61,068	-	-	-	-	750	-	-	-	12,063	19,280	-	95,007
Deferred income tax and social contribution	-	901,366	-	121,012	-	-	-	-	-	-	-	138,286	-	1,160,664
Other non-current recoverable taxes	91,381	1,041,257	-	-	-	5	170	1,699	-	-	776	42,423	-	1,177,711
Prepaid expenses	87	-	-	-	-	-	-	-	-	-	-	-	-	87
Related parties	-	-	-	5,851	-	-	434,914	-	-	-	-	-	(440,765)	-
Investments	10,225,580	441	-	-	-	-	2,709,200	-	-	-	-	23,104,067	(32,430,176)	3,609,112
Property, plant and equipment, net	2,527,310	-	-	312,968	-	79,630	4,410,886	302,588	178,162	225	706	6,940	(117,310)	7,819,415
Intangible assets	3,224,130	9,891,237	-	170,502	-	1,086	9,334	1,903,286	3,791	35	5,643	8,654	1,435,559	16,660,760
Right to use an asset	88,909	169,979	-	575	-	3,652	43,650	186	-	-	4,498	8,403	-	319,852
TOTAL	28,155,798	24,216,263	-	749,705	-	150,373	9,088,311	2,405,007	251,289	637,624	1,955,090	26,656,913	(34,150,433)	60,240,753

RESULTS | 1Q25	36

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY

Assets - March 2024	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,717,034	5,441,875	218,694	195,995	20,388	5,783	1,045,019	388,808	46,285	125,117	841,741	4,577,893	(1,938,234)	13,686,398
Cash and cash equivalents	1,309,772	799,684	65,789	153,363	4,631	208	872,300	321,113	40,056	97,260	303,636	1,892,501	(70,420)	5,789,893
Bonds and securities	-	2,165	-	-	-	523	-	-	-	-	-	91	-	2,779
Collaterals and escrow accounts	-	9	245	-	-	-	-	-	-	-	-	-	(245)	9
Customers	384,078	3,152,410	79,328	19,655	-	-	108,416	63,917	5,221	8,703	328,841	-	(300,271)	3,850,298
Dividends receivable	203,500	-	-	-	-	-	19,883	-	-	-	-	1,993,256	(2,131,593)	85,046
Sectorial financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	9,751	-	-	-	-	-	-	-	-	-	-	-	-	9,751
Contract Assets	262,489	-	-	-	-	-	-	-	-	16,026	-	-	-	278,515
Other current receivables	114,206	450,307	63,070	9,923	63	3,077	4,915	242	7	600	194,288	2,796	(76,312)	767,182
Inventories	36,269	151,710	5,474	809	-	-	4,387	11	-	205	-	-	(5,474)	193,391
Income tax and social contribution	159,520	1,974	4,454	11,140	14,318	1,975	21,487	1,911	635	2,018	14,429	130,827	(18,772)	345,916
Other current recoverable taxes	20,422	835,102	-	-	1,251	-	105	1,200	21	-	241	-	(1,249)	857,093
Prepaid expenses	10,384	40,320	334	1,105	125	-	10,541	414	345	305	286	1,532	(460)	65,231
Related parties	21,588	8,194	-	-	-	-	2,985	-	-	-	20	36,520	(68,503)	804
Assets held for sale	185,055	-	-	-	-	-	-	-	-	-	-	520,370	735,065	1,440,490
NON-CURRENT	20,800,905	16,712,440	787,451	589,069	381,592	84,270	8,104,512	426,267	193,192	492,056	553,741	21,000,745	(28,351,649)	41,774,591
Long Term Assets	5,864,676	7,946,618	76,086	86,395	98,121	15,235	670,041	20,324	3	491,754	543,230	553,298	(500,252)	15,865,529
Bonds and securities	139,941	613	-	-	-	-	359,055	16,759	-	4,526	-	-	-	520,894
Other temporary investments	-	-	-	-	-	14,598	-	-	-	-	-	27,535	-	42,133
Customers	-	94,832	-	-	-	-	-	-	-	-	-	-	-	94,832
Judicial deposits	38,907	194,256	274	-	37	72	90	-	-	-	15,298	141,778	(314)	390,398
Sectoral financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	866,572	2,091,165	-	-	-	-	-	-	-	-	-	-	-	2,957,737
Contract Assets	4,656,004	2,172,973	46,604	-	-	-	-	-	-	487,145	-	-	(53,884)	7,308,842
Other non-current receivables	83,033	41,710	29,208	2,508	-	-	-	2,796	-	83	527,861	18	(29,204)	658,013
Income tax and social contribution	512	59,820	-	1,301	-	-	-	-	-	-	71	-	-	61,704
Deferred income tax and social contribution	1,674	1,268,959	-	76,735	73,066	-	-	-	-	-	-	340,403	(73,066)	1,687,771
Other non-current recoverable taxes	78,033	2,022,290	-	-	25,018	565	196	769	3	-	-	41,347	(25,016)	2,143,205
Related parties	-	-	-	5,851	-	-	310,700	-	-	-	-	2,217	(318,768)	-
Investments	8,650,835	443	-	-	-	-	2,774,798	-	-	-	-	20,425,463	(28,344,004)	3,507,535
Property, plant and equipment, net	5,206,842	-	-	320,143	283,450	64,539	4,609,252	319,382	188,233	242	769	8,390	(283,451)	10,717,791
Intangible assets	1,003,688	8,619,564	690,868	181,778	21	840	7,287	86,561	4,956	60	5,620	6,690	796,557	11,404,490
Right to use an asset	74,864	145,815	20,497	753	-	3,656	43,134	-	-	-	4,122	6,904	(20,499)	279,246
TOTAL	23,517,939	22,154,315	1,006,145	785,064	401,980	90,053	9,149,531	815,075	239,477	617,173	1,395,482	25,578,638	(30,289,883)	55,460,989

RESULTS | 1Q25	37

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY
														R$'000
Liabilities - March -25	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	4,697,665	6,511,138	-	116,410	-	13,282	704,854	96,739	4,916	31,316	1,256,351	41,979	(2,594,794)	10,879,856
Social charges and accruals	130,456	274,757	-	447	-	-	-	-	-	-	4,914	22,748	-	433,322
Associated companies and parent company	9,795	14,060	-	-	-	126	9,465	499	135	157	389	1,737	(35,053)	1,310
Suppliers	310,814	1,819,691	-	3,957	-	9,358	51,362	21,417	556	6,713	373,864	5,333	(235,892)	2,367,173
Income Tax and Social Contribution payable	44,328	43,325	-	-	-	102	15,135	15,632	341	573	4,778	-	(166)	124,048
Other taxes	24,944	289,334	-	1,620	-	98	7,027	3,408	177	284	8,207	913	(161)	335,851
Loans and financing	558,340	3,578	-	-	-	-	133,884	-	-	4,936	-	-	(5,020)	695,718
Debentures	1,130,362	1,091,963	-	-	-	3,530	50,697	-	-	-	-	-	-	2,276,552
Dividends payable	1,459,433	663,654	-	-	-	-	21,708	36,982	3,688	17,527	137,473	3,878	(2,340,468)	3,875
Post employment benefits	26,233	70,990	-	-	-	-	-	-	-	-	147	4,617	-	101,987
Customer charges due	18,988	10,981	-	-	-	-	-	855	-	386	-	-	-	31,210
Research and development and energy efficiency	2,896	147,772	-	215	-	-	-	3,765	-	571	-	-	-	155,219
Payables related to concession	10,950	-	-	107,382	-	-	-	5,356	-	-	-	-	-	123,688
Sectorial financial liabilities	-	937,032	-	-	-	-	-	-	-	-	-	-	-	937,032
Other accounts payable	14,012	52,649	-	284	-	68	639	172	-	-	195	676	-	68,695
Fair value in energy purchase and sale operations	-	-	-	-	-	-	-	-	-	-	711,628	-	-	711,628
Other bills to pay	286,307	221,352	-	2,505	-	-	414,937	8,653	19	169	14,756	2,077	-	950,775
PIS and Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for allocation of Pis and Cofins credits		870,000					-			-				870,000
Provisions for litigation	-		-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets held for sale	669,807	-	-	-	-	-	-	-	-	-	-	-	21,966	691,773
NON-CURRENT	8,819,598	9,807,058	-	762,222	-	74,918	3,059,075	85,077	3,772	39,020	384,977	342,728	(251,074)	23,127,371
Social accruals	-	42	-	-	-	-	-	-	-	-	-	587	-	629
Associated companies and parent company	-	-	-	-	-	-	431,684	-	-	-	-	5,851	(437,535)	-
Suppliers	131,484	-	-	-1	-	-	1	-	-	-	1	-	-	131,485
Deferred income tax and social contribution	1,471,465	-	-	1,128	-	802	35,476	9,426	2,188	20,030	104,274	-	279,168	1,923,957
Tax liabilities	-	280,140	-	-	-	-	-	-	-	-	-	-	-	280,140
Loans and financing	455,873	750,373	-	-	-	-	2,026,653	-	-	14,562	-	-	(16,534)	3,230,927
Debentures	5,896,976	6,269,721	-	-	-	69,715	355,434	-	-	-	-	-	-	12,591,846
Post-employment benefits	305,532	719,392	-	-	-	-	-	-	-	-	2,368	37,382	-	1,064,674
Research and development and energy efficiency	-	257,007	-	-	-	-	-	6,958	-	591	-	-	-	264,556
Payables related to the concession	157,406	-	-	757,473	-	-	-	68,693	-	-	-	-	-	983,572
Sectorial financial liabilities		185,552					-			-			-	185,552
Lease liability	82,184	127,739	-	337	-	3,856	47,172	-	-	-	4,657	8,355	-	274,300
Other payables	48,753	5,280	-	-	-	377	160,541	-	-	1	-	90,576	(90,254)	215,274
Fair value in energy purchase and sale operations	-	-	-	-	-	-	-	-	-	-	273,269	-	-	273,269
PIS/Cofins to be refunded to consumers		-					-	-	-	-	-	-	-	-
Provision for allocation of PIS and COFINS		735,457					-	-	-	-	-	-	-	735,457
Provisions for litigation	269,925	476,355	-	3,285	-	168	2,114	-	1,584	3,836	408	199,977	14,081	971,733
EQUITY	14,763,348	7,898,067	-	(128,927)	-	62,173	5,324,382	2,223,191	242,601	567,288	313,762	26,272,206	(31,304,565)	26,233,526
Attributable to controlling shareholders	14,763,348	7,898,067	-	(128,927)	-	62,173	5,324,382	2,223,191	242,601	567,288	313,762	26,272,206	(31,265,885)	26,272,206
Capital	6,346,721	5,372,206	-	35,503	-	78,785	5,186,236	2,009,509	223,913	275,161	237,210	12,821,758	(19,765,244)	12,821,758
Advance for Future Capital Increase	600,000	-	-	-	-	-	24,500	-	-	-	-	-	(624,500)	-
Capital reserves	-	228	-	-	-	-	-	-	-	-	-	7,693	(228)	7,693
Asset valuation adjustments	513,047	(420)	-	2,190	-	198	-	-	-	-	(137)	493,031	(514,878)	493,031
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	(120,084)	-	(120,084)
Legal Reserves	1,027,643	391,901	-	-	-	-	52,936	65,950	1,479	31,640	30,275	1,766,110	(1,601,824)	1,766,110
Profit retention reserve	5,239,801	1,778,070	-	-	-	-	344,339	-	-	186,658	-	9,363,866	(7,548,868)	9,363,866
Additional proposed dividends	591,866	123,660	-	-	-	-	41,572	110,945	11,064	52,582	21,279	1,250,025	(952,968)	1,250,025
Accumulated profit	444,270	232,422	-	(166,620)	-	(16,810)	(325,201)	36,787	6,145	21,247	25,135	689,807	(257,375)	689,807
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(38,680)	(38,680)
TOTAL	28,280,611	24,216,263	-	749,705	-	150,373	9,088,311	2,405,007	251,289	637,624	1,955,090	26,656,913	(34,150,433)	60,240,753

RESULTS | 1Q25	38

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY
														R$'000
Liabilities - March - 24	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,410,158	5,878,560	186,805	106,548	51,030	17,630	571,228	114,002	3,066	22,569	694,791	874,047	(2,084,681)	9,845,753
Social charges and accruals	291,332	616,554	10,093	371	643	-	64	-	-	-	6,628	32,025	(10,736)	946,974
Associated companies and parent company	5,266	11,014	-	-	-	53	28,346	675	185	227	333	1,639	(47,738)	-
Suppliers	334,635	1,604,763	60,787	3,231	5,833	17,294	72,885	26,134	762	1,153	317,268	7,150	(295,179)	2,156,716
Income Tax and Social Contribution payable	314	12,306	21	294	-	117	9,591	20,003	293	622	1,725	-	(17)	45,269
Other taxes	25,308	251,756	4,983	714	288	148	7,056	3,924	190	254	12,668	6,270	(5,271)	308,288
Loans and financing	641,558	373,102	-	-	-	-	125,695	-	-	5,091	-	-	-	1,145,446
Debentures	585,513	704,893	80,933	-	-	-	53,598	-	-	-	-	-	(80,933)	1,344,004
Dividends payable	1,325,433	460,904	24,332	-	44,266	-	40,397	55,460	1,552	14,152	185,341	464,138	(2,151,838)	464,137
Post employment benefits	24,856	67,323	-	-	-	-	-	-	-	-	127	4,399	-	96,705
Customer charges due	16,980	44,789	-	-	-	-	-	840	-	207	-	-	-	62,816
Research and development and energy efficiency	53,210	240,023	-	1,687	-	-	-	310	-	581	-	-	-	295,811
Payables related to concession	2,201	-	-	98,897	-	-	-	-	-	-	-	-	-	101,098
Sectorial financial liabilities	-	423,955	-	-	-	-	-	-	-	-	-	-	-	423,955
Other accounts payable	9,112	42,392	2,216	249	-	18	496	-	-	-	121	329	(2,216)	52,717
Other bills to pay	94,440	186,899	3,440	1,105	-	-	233,100	6,656	84	282	170,580	358,097	(3,440)	1,051,243
PIS and Cofins to be refunded to consumers	-	773,259	-	-	-	-	-	-	-	-	-	-	-	773,259
Provision for allocation of Pis and Cofins credits	-	64,628	-	-	-	-	-	-	-	-	-	-	-	64,628
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets held for sale	-	-	-	-	-	-	-	-	-	-	-	-	512,687	512,687
NON-CURRENT	7,120,442	9,251,012	297,365	719,635	57,396	5,936	3,110,879	34,143	2,936	45,301	340,925	287,011	(383,009)	20,889,972
Associated companies and parent company	-	-	-	-	36,814	2,217	297,969	-	-	-	-	5,851	(342,851)	-
Suppliers	131,143	-	-	-	-	-	-	-	-	-	-	-	-	131,143
Deferred income tax and social contribution	1,235,697	-	20,492	1,498	-	-8	28,212	25,909	1,130	19,481	105,898	75	266,584	1,704,968
Tax liabilities	-	334,765	-	-	-	-	-	-	-	-	-	-	-	334,765
Loans and financing	1,579,892	376,788	-	-	-	-	2,136,725	-	-	19,211	-	-	-	4,112,616
Debentures	3,179,295	4,781,167	184,039	-	-	-	484,011	-	-	-	-	-	(184,039)	8,444,473
Post-employment benefits	398,909	946,987	8,965	-	738	-	-	-	-	-	3,610	46,992	(9,703)	1,396,498
Research and development and energy efficiency	-	245,419	-	-	8,916	-	-	8,234	-	825	-	-	(8,916)	254,478
Payables related to the concession	63,515	-	-	717,578	-	-	-	-	-	-	-	-	-	781,093
Sectorial financial liabilities	-	93,797	-	-	-	-	-	-	-	-	-	-	-	93,797
Lease liability	71,066	113,618	19,545	559	-	3,727	45,888	-	-	-	4,235	7,045	(19,545)	246,138
Other payables	51,166	2,115	47,893	-	-	-	115,687	-	-	17	226,571	28,894	(76,676)	395,667
PIS/Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for allocation of PIS and Cofins credits	-	1,846,131	-	-	-	-	-	-	-	-	-	-	-	1,846,131
Provisions for litigation	409,759	510,225	16,431	-	10,928	-	2,387	-	1,806	5,767	611	198,154	(7,863)	1,148,205
EQUITY	12,987,339	7,024,743	521,975	(41,119)	293,554	66,487	5,467,424	666,930	233,475	549,303	359,766	24,417,580	(27,822,193)	24,725,264
Attributable to controlling shareholders	12,987,339	7,024,743	521,975	(41,119)	293,554	66,487	5,467,424	666,930	233,475	549,303	359,766	24,417,580	(28,129,877)	24,417,580
Capital	6,242,757	5,372,206	220,966	35,503	425,662	78,785	5,157,938	409,509	223,913	275,161	237,210	12,821,758	(18,679,610)	12,821,758
Advance for Future Capital Increase	-	-	-	-	-	-	17,681	-	-	-	-	-	(17,681)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	490,094	-163,951	983	2,907	442	-1	-	-	-	-	-1,097	299,005	(329,377)	299,005
Legal Reserves	961,538	335,200	44,193	-	-	-	55,133	58,164	703	27,949	28,071	1,625,628	(1,510,951)	1,625,628
Profit retention reserve	4,985,688	1,239,409	136,887	-	-	-	443,457	-	-	186,658	4,377	9,000,506	(6,996,476)	9,000,506
Additional proposed dividends	-	-	-	-	-	-	117,100	166,380	4,655	42,455	73,645	131,211	(404,235)	131,211
Accumulated profit	307,262	241,879	118,946	-79,529	-132,550	-12,297	-323,885	32,877	4,204	17,080	17,560	539,472	(191,547)	539,472
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	307,684	307,684
TOTAL	23,517,939	22,154,315	1,006,145	785,064	401,980	90,053	9,149,531	815,075	239,477	617,173	1,395,482	25,578,638	(30,289,883)	55,460,989

RESULTS | 1Q25	39

Exhibit III - ENERGY MARKET> DISTRIBUTION AND TOTAL MARKET

Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-25	Mar-25	∆%	1Q25	1Q24	Δ%

Copel DIS	5,208,418	5,118,975	1.7	6,198	5,676	9.2
Captive Market	5,208,116	5,118,793	1.7	5,611	5,753	(2.5)
Concessionariesand Licensees	2	2	-	10	24	(56.3)
CCEE (Assigments MCSD EN)	300	180	66.7	167	35	383.5
CCEE (MVE)	-	-	-	-	-	-
CCEE (MCP) [2]	-	-	-	410	(135)	-
Copel GeT	475	532	(10.7)	4,720	4,657	1.4
CCEAR(Copel DIS)	4	4	-	34	34	1.3
CCEAR(other concessionaries)	119	119	-	601	586	2.6
Free Customers	-	-	-	-	-	-
Bilateral Agreements (Copel Mercado Livre)	348	403	(13.6)	3,889	3,788	2.7
Bilateral Agreements [1]	4	6	(33.3)	48	50	(3.6)
CCEE (MCP) [2]	-	-	-	148	199	(25.8)
Wind Farms Complex	730	662	10.3	1,251	1,121	11.6
	19	19	-	33	31	6.5
CCEAR(other concessionaries)	673	618	8.9	652	568	14.8
CER	10	10	-	225	236	(4.7)
Bilateral Agreements (Copel Mercado Livre)	17	4	325.0	107	88	21.6
Bilateral Agreements	11	11	-	125	121	3.3
CCEE (MCP) [2]	-	-	-	109	77	41.6
Copel Mercado Livre	2,363	1,487	58.9	6,572	6,042	8.8
Free Customers	2,148	1,323	62.4	2,268	2,608	(13.0)
Bilateral Agreements (Group Companies)	7	-	-	357	154	131.8
Bilateral Agreements	208	164	26.8	3,958	3,213	23.2
CCEE (MCP) [2]	-	-	-	(11)	67	-
Total Copel	5,211,986	5,121,656	1.8	18,742	17,496	7.1
Eliminations (operations with Group companies)				4,420	4,095	7.9
Total Consolidated Copel				14,322	13,401	6.9
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Mar-25	Mar-25	Δ%	1Q25	1Q24	Δ%
Residential	4,325,856	4,233,587	2.2	2,827	2,683	5.4
Industrial	68,726	69,079	(0.5)	3,119	3,024	3.1
Captive	66,509	67,698	(1.8)	340	435	(21.9)
Free	2,217	1,381	60.5	2,780	2,589	7.3
Commercial	449,211	442,397	1.5	1,984	1,949	1.8
Captive	446,296	440,550	1.3	1,251	1,302	(3.9)
Free	2,915	1,847	57.8	732	646	13.3
Rural	312,891	321,503	(2.7)	762	740	3.0
Captive	312,746	321,421	(2.7)	690	690	(0.1)
Free	145	82	76.8	73	50	45.5
Others	57,204	55,554	3.0	647	648	(0.1)
Captive	56,709	55,537	2.1	504	642	(21.6)
Free	495	17	2,811.8	144	5	-
Total Captive Market	5,208,116	5,118,793	1.7	5,611	5,753	(2.5)
Total Free Market	5,772	3,327	73.5	3,728	3,291	13.3
Supply to Concessionaries	7	7	-	247	240	3.2
Total Grid Market	5,213,895	5,122,127	1.8	9,586	9,284	3.3
Micro and Mini Distributed Energy Generation	441,119	336,359	31.1	(896)	(667)	34.4
Total Billed Market				8,691	8,616	0.9

RESULTS | 1Q25	40

Exhibit III - ENERGY MARKET> TARIFFS
Supply Tariff (R$/MWh)	Amount	Mar/25	Mar/24	Δ%	Product Class*	Validity*
	Average MW
Copel Geração e Transmissão
Auction CCEAR 2011 - 2040 ( HPP Mauá)	103	302.44	290.10	4.3%	SP100	01.07.2020	31.12.2040
Auction CCEAR 2013 - 2042 (SHP Cavernoso II)	8	326.43	315.25	3.5%	SP100	01.01.2018	31.12.2042
Auction - CCEAR 2015 - 2044 (HPP Colíder)	129	230.24	221.22	4.1%	SP89	01.01.2019	31.12.2044
Auction - CCEAR 2018 - 2048 (HPP Baixo Iguaçu)	39	241.07	231.28	4.2%	SP89	12.11.2018	11.11.2048
Auction - CCEAR 2024 - 2053 (SHP Bela Vista)	16	274.80	261.78	-	-	-	-
Copel Distribuição
Concession holders in the State of Paraná	16	283.35	262.42	8.0%	-	-	-
Total / Tariff Weighted Average Supply	311	263.01	251.92	4.4%	-	-	-
Contains PIS and COFINS. Net of ICMS.
*GSF renegotiation

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Mar/25	Mar/24	Δ%
	Average MW
Itaipu [1]	477.8	234.37	205.71	13.9%
Auction – CCEAR 2010 – H30	76.6	313.22	301.38	3.9%
Auction – CCEAR 2010 – T15 [2]	-	-	195.94	-
Auction – CCEAR 2011 – H30	63.2	322.93	310.73	3.9%
Auction – CCEAR 2011 – T15 [2]	53.7	253.95	263.79	-3.7%
Auction – CCEAR 2012 – T15 [2]	107.5	188.74	184.06	2.5%
Auction – CCEAR 2016 – T20 [2]	26.6	241.21	171.89	40.3%
Angra	96.8	305.71	344.81	-11.3%
CCGF [3]	401.4	176.28	160.60	9.8%
Santo Antônio	151.0	200.41	192.84	3.9%
Jirau	251.3	176.33	169.67	3.9%
Others Auctions [4]	950.0	226.17	224.70	0.7%
Total /Average Purchuse Tariff	2,656.0	220.83	209.11	5.6%
Contains PIS and COFINS
[1]Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Mar/25	Mar/24	Δ%

Industrial		540.05	551.56	-2.1%
Residential		514.66	545.20	-5.6%
Commercial		570.73	614.07	-7.1%
Rural		559.68	596.54	-6.2%
Other		607.47	467.64	29.9%
Retail Tariffsupply average tariff		598.09	616.50	-3.0%
Demand average tariff (R$/kW)		40.41	38.16	5.9%
Does not consider tariff flags, Pis/Pasep and net of ICMS.

RESULTS | 1Q25	41

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES
			R$'000
Electricity Purchased for Resale	1Q25	1Q24	Δ%
Purchase of energy in the regulated party - CCEAR	938,409	955,517	(1.8)
Itaipu Binacional	242,995	213,086	14.0
Câmara de Comercialização de Energia - CCEE	77,413	65,834	17.6
Micro and mini generators and customer repurchase	592,145	427,943	38.4
Proinfa	105,869	84,217	25.7
Bilateral Agreements	497,313	403,569	23.2
Fair value in the purchase and sale of energy	-	12,839	-
(-) PIS/Pasep and Cofins	(201,791)	(189,538)	6.5
TOTAL	2,252,353	1,973,467	14.1

			R$'000
Charges of the main distribution and transmission grid	1Q25	1Q24	Δ%
Itaipu transportation charges	(40,786)	(53,116)	(23.2)
System Service Charges - ESS	(5,897)	(13,083)	(54.9)
System usage charges	(608,848)	(662,464)	(8.1)
Charge reserve energy - EER	(105,643)	(105,679)	(0.0)
Grid Use charges - Provisions	(3)	(51)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	78,652	86,319	(8.9)
TOTAL	(682,525)	(748,074)	(8.8)

RESULTS | 1Q25	42

Exhibit III - ENERGY MARKET> ENERGY BALANCE
						(average MW)
Energy Balance - Copel GET - Mar-25	2025	2026	2027	2028	2029	2030
Own Resources GeT	2,042	2,043	2,054	2,068	2,069	2,069
GeT (1)	1,445	1,444	1,444	1,439	1,432	1,432
GPS (CCGF) (2)	73	73	73	73	73	73
Bela Vista + FDA	524	526	537	556	564	564
Own Resources SPP and Wind Farm	544	544	544	544	544	544
Purchases	142	35	-	-	-	-
TOTAL OWN RESOURCES + SOLD	2,728	2,622	2,598	2,612	2,613	2,613
TOTAL SOLD	2,432	2,180	1,851	1,490	1,198	956
Sales (Regulated)	782	782	782	782	782	782
Sales (Regulated) %	29%	30%	30%	30%	30%	30%
Sales (Free Market)	1,650	1,398	1,069	708	416	174
Sales (Free Market) %	61%	54%	41%	28%	16%	7%
Total Available	296	440	745	1121	1414	1656
Total Available (%)	10%	16%	29%	42%	54%	63%
Avarege price of energy sold (R$)	173.16	182.29	183.51	193.57	205.95	220.94
Reference: March/25
Note: Considers partial closing of small assets, according to Notice to the Market 06/25.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) GPS 70% (quota regime).
(3) Does not include Voltália Wind Complex.
(3) Average gross energy price (with PIS/COFINS and without ICMS). The GPS CCGF RAG is not considered in the calculation of average prices.

RESULTS | 1Q25	43

RESULTS | 1Q25	44

Exhibit III - ENERGY MARKET> WIND POWER PRICES

Wind Farms - Sold	Auction ¹	Price (R$)²	Certification	Amount MW average/year	Start ofSupply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	321.37	P50	5.70	01.01.2013	12.31.2032
GE Farol S.A.		312.01	P50	9.10
GE Olho D’Água S.A.		312.01	P50	14.90
GE São Bento do Norte S.A.		312.01	P50	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	315.34	P50	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		315.34	P50	12.80
Nova Asa Branca III Energias Renováveis S.A.		315.34	P50	12.50
Nova Eurus IV Energias Renováveis S.A.		315.34	P50	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	222.23	P50	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		222.23	P50	16.00
Ventos de Santo Uriel S.A.		220.51	P50	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	261.41	P90	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		261.41	P90	9.10
UEE Guajiru S.A.		261.41	P90	8.30
UEE Jangada S.A.		261.41	P90	10.30
UEE Maria Helena S.A.		261.41	P90	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		261.41	P90	10.60
UEE Potiguar S.A.		261.41	P90	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	247.60	P90	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		247.60	P90	10.00
CGE São Bento do Norte III S.A.		247.60	P90	9.60
CGE São Miguel I S.A.		247.60	P90	8.70
CGE São Miguel II S.A.		247.60	P90	8.40
CGE São Miguel III S.A.		247.60	P90	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	133.14	P90	8.20	01.01.2024	12.31.2043
Vila Maranhão I		133.14	P90	8.30
Vila Maranhão II		133.14	P90	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		133.14	P90	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	111.06	P90	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	135.82	P90	1.60	01.01.2025	12.31.2044
Jandaira II		135.82	P90	4.10
Jandaira III		135.82	P90	4.40
Jandaira IV		135.82	P90	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	143.58	P90	11.70	01.01.2023	12.31.2042
Aventura III		143.58	P90	12.80
Aventura IV		143.58	P90	14.10
Aventura V		143.58	P90	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	146.54	P90	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		146.54	P90	17.00
Santa Rosa & Mundo Novo III		146.54	P90	18.00
Santa Rosa & Mundo Novo IV		146.54	P90	7.50
Santa Rosa & Mundo Novo V		146.54	P90	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	215.56	-	13.10	07.01.2014	06.30.2034
Reduto		215.56	-	13.90
Santo Cristo		215.56	-	14.80
São João		215.56	-	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until mar/24 (Reference Apr/24). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

RESULTS | 1Q25	45

Exhibit III - ENERGY MARKET> ENERGY FLOW
												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		EÓLICAS		COPEL COM		ELIMINAÇÕES		CONSOLIDADO
	1Q25	1Q24	1Q25	1Q24	1Q25	1Q24	1Q25	1Q24	1Q25	1Q24	1Q25	1Q24
Own Generation			6,303	5,998	752	641					7,055	6,639
Purchased energy	6,050	6,150	252	86	191	158	6,583	6,042	4,419	4,094	8,657	8,342
Copel Comercialização			165		191	154			356	154
Companies of the group	67	64					3,996	3,876	4,063	3,940
Itaipu	1,095	1,134									1,095	1,134
Auction – CCEAR	3,469	3,390									3,469	3,390
CCEE (MCP)	0	182					11				11	182
Angra	209	213									209	213
CCGF	861	1,048									861	1,048
Proinfa	94	106									94	106
Other (1)	255	13	33			4	2,576	2,166			2,864	2,183
Elejor												0
Dona Francisca			33	33							33	33
MRE Receipt			21	53							21	53
Avaiable	6,050	6,150	6,555	6,084	943	799	6,583	6,042	4,420	4,094	15,711	14,981
Captive Market	5,611	5,753									5,611	5,753
Concessionaires (2)	10	24									10	24
CCEE concessionaire supply (3)			48	46							48	46
CCEE (MCSD EN Assignments) (4)	167	35									167	35
CCEE (MVE) (5)	0	0
CCEE (MCP) (6)	410	47	148	199	109	77		67			667	390
Free Customers							2,268	2,608			2,268	2,608
Bilateral Agreements				4	125	121	3,958	3,213			4,083	3,338
Auction – CCEAR (7)			601	586	652	568					1,253	1154
MRE assignment (8)			1,835	1,427							1,835	1,427
CER (9)					225	236					225	236
Copel Comercialização			3,889	3,788	107	88			3,996	3,876
Companies of the group			34	34	33	31	357	154	424	218
Losses and Differences (10)	-148	291			-308	-322					-456	-31

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

RESULTS | 1Q25	46

Exhibit III - ENERGY MARKET> ENERGY FLOW
ENERGY FLOW CONSOLIDATED 1Q25

GWh

Own Generation

7,055 **44.9%**

Purchased energy

8,657 **55.1%**

CCEAR:	3,469
Itaipu:	1,095
Dona Francisca:	33
CCEE (MCP):	11
Angra:	209
CCGF:	861
MRE:	21
Elejor:	0
Proinfa:	94
Outros[1]:	2,864

Total Available Power

15,711

Captive Market

5,611 **35.7%**

Concessionaires[2]

10 **0.1%**

Electricity sales to distributor CCEE[3]

48 **0.3%**

Assignment MCSD EN[4]

167 **1.1%**

CCEE (MVE)

0 **0.0%**

Free Customers

2,268 **14.4%**

Supplied Energy

8,063 **51.3%**

Contratos Bilaterais	4,083
CCEAR:	1,253
CER:	225
CCEE (MCP):	667
MRE:	1,835

Losses and Differences

-456 **-2.9%**

Notes:
CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
¹ Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Considers the effect of Distributed Mini and Microgeneration (MMGD)
[6] Considers losses and the volume of energy not delivered, referring to availability contracts, which provide for subsequent reimbursement.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

RESULTS | 1Q25	47

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY
MANAGEMENT
Copel Staff List	2020	2021	2022	2023	2024	Mar-25
Geração e Transmissão	1,533	1,523	1,487	1,477	1,091	1,078
Distribuição	4,641	4,430	4,257	4,203	3,199	3,129
Telecomunicações	355	-	-	-	-	-
Holding	96	169	84	83	60	58
Comercialização	42	44	47	41	39	40
Serviços	-	-	217	-	-	-
TOTAL	6,667	6,166	6,092	5,804	4,389	4,305

Cotrolated Staff List	2020	2021	2022	2023	2024	Mar-25
Elejor	7	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	9		4,792.6		1,991.5
Wind	42		1,127.7		560.9
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	3		299.6		155.2
Total Copel GET			6,219.9		2,707.6
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Wind	4		53.2		28.0
Solar	1		1.1		-
Total Other Interest	10		255.6		137.7
TOTAL Copel Group			6,475.5		2,845.3

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,704		1,064.7
Substation (amount)		45
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		532.6
Substation (amount)		8
TOTAL	TL	9,684		1,597.4
	Substation	53

DISTRIBUTION
Distribution lines (km)	215,409			Captive customers	5,208,116
Substations	404			Customers by distribution employee	1,664
Installed power substations (MVA)	12,253			DEC (in hundredths of an hour and minute)	7.52
Municipalities served	395			FEC (number of outages)	5.02
Locations served	1,068

MERCADO LIVRE
Number of contracts	2,363
Energy sold (GWh)	6,572

RESULTS | 1Q25	48

Exhibit IV - OPERATIONAL DATA> GENERATION
COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 1Q25 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,792.6	1,991.5	6,026.1
Large hydroelectric power plant (HPP)	4,736.0	1,955.4	5,980.0
Gov. Bento Munhoz da Rocha Netto (Foz do Areia - FDA) (5)	1,676.0	567.6	1,718.3	11.20.2054
Gov. Ney Aminthas de B. Braga (Segredo) (5)	1,260.0	552.8	1,806.8	11.21.2054
Gov. José Richa (Salto Caxias) (5)	1,240.0	553.3	1,587.1	11.21.2054
Gov. Parigot de Souza (GPS) (1)	260.0	103.6	377.4	01.06.2053
- Regime de Cotas (70%)	182.0	72.5	264.1
- Copel GeT(30%)	78.0	31.1	113.2
Colíder (7)	300.0	178.1	490.5	02.01.2046
Small hydroelectric power station (SHP)	56.6	36.1	46.0
Bela Vista	29.8	18.6	22.8	01.06.2041
Cavernoso (7)	1.3	1.0	0.1	06.24.2033
Cavernoso II (7)	19.0	10.6	10.3	12.09.2050
Derivação do Rio Jordão (7) **	6.5	5.9	12.8	06.21.2032
Wind Power Plants	1,127.7	560.9	752.0
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	52.6
GE Boa Vista S.A.	14.0	5.2	5.9	04.28.2046
GE Farol S.A.	20.0	8.8	10.9	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	18.6	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	17.3	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	90.1
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	12.4	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	9.9	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	10.6	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	13.3	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	16.2	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	18.0	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	9.8	04.09.2047
Cutia	180.6	71.4	104.7
UEE Cutia S.A.	23.1	9.6	13.4	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	12.9	05.11.2050
UEE Guajiru S.A.	21.0	8.3	10.7	01.05.2042
UEE Jangada S.A.	27.3	10.3	18.0	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	17.5	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	15.6	05.11.2050
UEE Potiguar S.A.	27.3	11.5	16.7	05.11.2050
Bento Miguel	132.3	58.7	71.4
CGE São Bento do Norte I S.A.	23.1	10.1	13.5	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	14.3	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	13.3	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	11.0	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	10.3	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	9.0	08.04.2050
Vilas	186.7	98.6	134.9
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	24.5	01.14.2054
Vila Maranhão I	32.0	17.8	23.3	01.11.2054
Vila Maranhão II	32.0	17.8	25.2	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	22.5	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	39.4	12.06.2054
Jandaira	90.1	46.9	63.8
Jandaira I	10.4	5.6	7.9	04.02.2055
Jandaira II	24.3	12.3	17.4	04.02.2055
Jandaira III	27.7	14.8	20.0	04.02.2055
Jandaira IV	27.7	14.2	18.5	04.02.2055
Aventura	105.0	65.0	93.1
Aventura II	21.0	13.1	18.6	06.05.2053
Aventura III	25.2	15.5	21.1	06.11.2053
Aventura IV	29.4	18.5	27.5	06.05.2053
Aventura V	29.4	17.9	25.8	06.05.2053
Santa Rosa e Mundo Novo	155.4	92.8	141.3
Santa Rosa e Mundo Novo I	33.6	17.3	26.2	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	29.6	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	31.8	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	32.1	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	21.6	06.01.2053
TOTAL	5,920.3	2,552.4	6,778.0
(1) RAG of R$167.9 million, updated by Aneel's Resolution No. 3,353, of July 23, 2024.
(2) Power plants exempted from concession, are only registered with ANEEL.
(3) Assured power considered the average wind generation.
(4) Under approval by ANEEL.
(5) Assured power updated by Order No. 2,107/2023: FDA, Segredo, Salto Caxias, valid from November/2024.	(6) Plants being divested, according to Material Fact 10/24 and 12/24.
(7) Extension of the grant, in accordance with Homologatory Resolution 3.439/25.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

RESULTS | 1Q25	49

Exhibit IV - OPERATIONAL DATA> GENERATION
INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [1] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.8	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.6	561.5	486.2	254.2
HPP Gov. Jayme Canet Junior (Mauá) [6] (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	06.28.2049
HPP Baixo Iguaçu [7,8] (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	06.03.2049
HPP Santa Clara[8] (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	05.15.2040
HPP Fundão [8] (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.15.2040
HPP Dona Francisca [8] (DFESA)	COPEL - 23,03% Gerdau - 53,94% Celesc - 23,03%	125.0	72.5	28.8	16.7	09.24.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli [5] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	07.07.2034
Hydroelectric Generating Centers (CGH)		6.1	4.9	4.3	3.4
CGH Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
CGH Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Wind Power Plants		108.5	57.1	53.2	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia-51%	108.5	57.1	53.2	28.0	(3)
Solar		2.3	-	1.1	-
Solar Paraná [4]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		1,222.6	643.9	555.2	292.9
[1] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca.
[2]Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
[3] The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).
[4] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.
[5]Extension of Grant according to REH 3.242/2023.
[6]Plant in the process of consolidation, according to Material Fact 12/24.
[7]Plant being divested, according to Material Fact 01/25.
[8]Extension of the grant, in accordance with Homologatory Resolution 3.439/25.

RESULTS | 1Q25	50

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	35	12,815	665.2	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	137	-	-	17.0	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	2.8	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	16.6	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	45.3	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	7.3	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	8.1	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	11.7	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	13.3	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	13.5	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	28.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	160.9	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	19.7	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	28.3	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	27.0	03.04.2035
Subtotal Copel GeT [7]			3,704	45	15,737	1,064.7
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	17.0	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	25.6	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	138.8	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	71.7	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	47.7	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	70.7	09.05.2044
Mata de Santa Genebra [8] Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	161.1	05.14.2044
Subtotal SPCs [9]			5,980	8	5,100	532.6
Total			9,684	53	20,837	1,597.4
[1] Proportional to Copel's interest in the project. Values referring to the 2023/2024 cycle, effective from July 1, 2024, according to REH 3.348/2024 - Technical Note No. 105/2024 – STR/ANEEL, of July 09, 2024. Considers investments that came into operation until 03/31/2025.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2043). The value of the APR for the 2024-2025 cycle, excluding the RBSE, according to REH 3,3348/2024, is R$ 148.3 million. This amount refers to additional RAP for reinforcements and improvements, in effect when REH 3,348/2024 was published.
[4] As of 10.31.2018, the APR was reduced by 50%.
[5] The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
[6] As of 07/09/2021, the APR was reduced by 50%.
[7] Consolidated Result.
[8] Transmission line in the process of consolidation, according to Material Fact 12/24. [9] Equity Income.

RESULTS | 1Q25	51

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION
OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,213,888	1,068	395	13,8 kV	-	-	114,644
			34,5 kV	237	1,742	92,898
			69 kV	36	2,488	776
			88 kV	0	5	-
			138 kV	131	8,018	7,091
				404	12,253	215,409
Consumer-to-employee ratio DIS	2020	2021	2022	2023	2024	Mar-25
Captive Consumers	4,835,852	4,926,608	5,011,555	5,098,006	5,184,322	5,208,116
Copel Dis employees	4,641	4,430	4,257	4,203	3,199	3,129
Consum/Emp	1,042	1,112	1,177	1,213	1,621	1,664

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2020	7.83	5.61
	2021	7.47	5.09
	2022	7.96	5.10
	2023	7.97	5.41
	2024	7.92	5.36
	Mar-25	7.52	5.06
¹DEC measured in hours and hundredths of an hour ²FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Mar-20	6.05%	5.98%	4.70%	2.80%	8.14%	7.29%
Mar-21	6.05%	6.00%	4.70%	4.37%	8.12%	7.97%
Mar-22	5.79%	5.77%	4.47%	4.13%	7.68%	7.54%
Mar-23	5.79%	5.74%	4.47%	5.35%	7.57%	7.92%
Mar-24	5.79%	5.85%	4.47%	5.11%	7.59%	7.85%
Mar-25	5.79%	5.62%	4.47%	4.97%	7.53%	7.72%

(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

RESULTS | 1Q25	52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 9, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.